

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
185
SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

CASTMOR RESOURCES LTD.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7
403.561.8907
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Laughlin International, Inc.
2533 Carson Street
Carson City, Nevada 89706
775.883.8484
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1000
(Primary Standard Industrial Classification Code Number)

98-0471928
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) *the issuer's directors;*

Fidel Thomas
4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7

Alfonso Quijada
4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7

(b) *the issuer's officers;*

Fidel Thomas
4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7

Alfonso Quijada
4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7

(c) *the issuer's general partners;*

Not applicable

(d) *record owners of 5 percent or more of any class of the issuer's equity securities;*

Name and Address	Percentage of Common Shares Owned
Fidel Thomas 4620 Manilla Road SE, Suite 10 Calgary, Alberta T2G 4B7	9%
Alfonso Quijada 4620 Manilla Road SE, Suite 10 Calgary, Alberta T2G 4B7	74%
Aberfoyle Investments LP 500-666 Burrard St. Vancouver, BC V6C 2X8	7%

(e) *beneficial owners of 5 percent or more of any class of the issuer's equity securities;*

Name and Address	Percentage of Common Shares Owned
Fidel Thomas 4620 Manilla Road SE, Suite 10 Calgary, Alberta T2G 4B7	9%
Alfonso Quijada 4620 Manilla Road SE, Suite 10 Calgary, Alberta T2G 4B7	74%
Aberfoyle Investments LP 500-666 Burrard St. Vancouver, BC V6C 2X8	7%

(f) *promoters of the issuer;*

Fidel Thomas
4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7

Alfonso Quijada
4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7

(g) *affiliates of the issuer;*

Fidel Thomas
4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7

Alfonso Quijada
4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7

(h) *counsel to the issuer with respect to the proposed offering;*

None.

(i) *each underwriter with respect to the proposed offering;*

None.

(j) *the underwriter's directors;*

Not applicable.

(k) *the underwriter's officers;*

Not applicable.

(l) *the underwriter's general partners; and*

Not applicable.

(m) *counsel to the underwriter.*

Not applicable.

ITEM 2. Application of Rule 262

(a) *State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.*

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) *If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.*

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) *List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.*

Not applicable. The Issuer will sell the securities.

(b) *List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.*

The Issuer will market and sell the securities to residents of the United Kingdom, Germany, Switzerland, Canada, Mexico and El Salvador by distributing copies of the offering circular to acquaintances, friends and business associates of the Issuer's directors.

The Issuer's securities will be not be offered to any residents of the United States.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) *As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:*

(1) *the name of such issuer;*

(2) *the title and amount of securities issued;*

(3) *the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;*

(4) *the names and identities of the persons to whom the securities were issued.*

Not applicable.

(b) *As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).*

On June 30, 2007, Alfonso Quijada, an officer and director, sold 1,000,000 shares of our common stock to Fidel Thomas, an officer and director, for cash consideration of $100.

(c) *Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.*

The shares were transferred without registration under the Securities Act of 1933 in reliance on an exemption from registration provided by Section 4(1) of the Securities Act. No general solicitation was made in connection with the offer or sale of these securities.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any securities other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) *Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:*

(1) *To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;*

Not applicable.

(2) *To stabilize the market for any of the securities to be offered;*

Not applicable.

(3) *For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.*

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

The validity of the shares of common stock offered by us was passed upon by Conrad Lysiak, Attorney and Counselor at law in Spokane, Washington.

The geological report for our mineral property was prepared by Jacques Whitford Ltd., and is included in reliance upon such report given upon the authority of said firm as geological experts.

No expert named in the offering statement, nor any partner, officer, director or employee thereof, has a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not applicable. No such publication was used prior to the filing of this notification.

OFFERING CIRCULAR
August 20, 2007

CASTMOR RESOURCES LTD.

(Exact name of Company as set forth in Charter)

Type of securities offered:	Common Stock	
Maximum number of securities offered:	2,000,000	
Minimum number of securities offered:	1,200,000	
Price per security:	$0.05	
Total proceeds:	*If maximum sold:* $100,000	
	If minimum sold: $60,000	
	(See Questions 9 and 10)	
Is a commissioned selling agent selling the securities in this offering?		[ ] Yes [X] No
If yes, what percent is commission of price to public?		Not applicable
Is there other compensation to selling agent(s)?		[ ] Yes [X] No
Is there a finder's fee or similar payment to any person?		[ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?		[ ] Yes [X] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?		[X] Yes [ ] No (See Question No. 25)
Is transfer of the securities restricted?		[ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering is being made on a best efforts basis. No subscriptions will be accepted until the minimum offering is subscribed. Once accepted, subscriptions are irrevocable and cannot be withdrawn by the subscriber. Proceeds from this offering will not be deposited into an escrow, trust or similar account, but will instead be deposited in a separate bank account under our name, administered by our directors. If the minimum offering is not completed within 60 days, all funds will be promptly returned to subscribers without interest or deductions. Subscriptions may be accepted or rejected for any reason or for no reason. This offering will remain open until the earlier of the date that all shares offered in this offering are sold and 90 days after the date of this offering circular; provided that, the minimum subscription is sold within 60 days. This offering may be terminated at any time for any reason whatsoever.

NO STATE REGISTRATION: THESE SECURITIES WILL BE OFFERED AND SOLD ONLY TO RESIDENTS OF THE UNITED KINGDOM, GERMANY, SWITZERLAND, CANADA, MEXICO AND EL SALVADOR. THESE SECURITIES ARE NEITHER OFFERED NOR AVAILABLE FOR SALE IN THE UNITED STATES. ANY RESALE OF THESE SECURITIES TO RESIDENTS OF THE UNITED STATES MAY VIOLATE STATE LAWS.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 74 pages.

THE COMPANY

1.	*Exact corporate name*:	CASTMOR RESOURCES LTD.
	State and date of incorporation:	Nevada, June 27, 2005
	Street address of principal office:	4620 Manilla Road SE, Suite 10 Calgary, Alberta T2G 4B7
	Company Telephone Number:	403.561.8907
	Company Facsimile Number:	403.451.1661
	Fiscal year:	August 31
	Person(s) to contact at Company with respect to offering:	Alfonso Quijada
	Telephone Number (if different from above):	N/A

RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) It is impossible to evaluate the investment merits of our Company because we were recently organized and have no operating history.

We are a recently organized, exploration stage company with no operating history upon which an evaluation of our future success or failure can be made. We were incorporated on June 27, 2005, and have accumulated a net loss of $13,974 against no revenue. Thus far, our activities have been primarily limited to organizational matters, acquiring our mineral claims, obtaining a geology report and the preparation and filing of the offering statement of which this offering circular is a part.

(2) Since mineral exploration is a highly speculative venture, anyone purchasing our stock will likely lose their entire investment.

Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us on our exploration program may not result in the discovery of commercially exploitable reserves of valuable minerals. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. The probability of a mineral claim ever having commercially exploitable reserves is extremely remote, and in all probability our mineral claims do not contain any reserves. Any funds spent on the exploration of these claims will probably be lost. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. We may also become subject to significant liability for pollution, cave-ins or hazards, which we cannot insure or which we may elect not to insure. In such a case, we would be unable to complete our business plan and our shareholders may lose their entire investment.

(3) If we do not obtain additional financing, our business may fail.

The proceeds from this offering are estimated to be sufficient to complete Phase I of the proposed exploration of our mineral claims but we will need to obtain additional financing in order to complete our business plan. As of July 31, 2007, we had cash on hand of $18,410. Our business plan calls for significant expenses in connection with the exploration of our mineral property. Phase I of the proposed exploration program on our claims as recommended by our consulting geologist is estimated to cost $26,680. We will require additional financing in order to complete Phase II, which is estimated to cost $195,500. Furthermore, if our exploration program is successful in discovering commercially exploitable reserves of valuable minerals, we will require additional funds in order to place our mineral claim into commercial production. While we do not presently have sufficient information about the claims to estimate the amount required to place the mineral claims into commercial production, there is a risk that we may not be able to obtain whatever financing is required. Obtaining additional financing will depend on a number of factors, including market prices for minerals, investor acceptance of our properties, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us . If we are unsuccessful in obtaining

additional financing when we need it, our business may fail before we ever become profitable and our shareholders may lose their entire investment.

(4) Since market factors in the mining business are out of our control, we may not be able to profitably sell any minerals that we find.

If we are successful in locating commercially exploitable reserves of valuable minerals, we can provide no assurance that we will be able to sell it. Numerous factors beyond our control may affect the marketability of any minerals discovered. These factors include fluctuations in the market price of such minerals due to changes in supply or demand, the proximity and capacity of processing facilities for the discovered minerals, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The precise effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital so that our investors may lose their entire investment.

(5) If we cannot compete successfully with other exploration companies, our exploration program may suffer and our shareholders may lose their investment.

We are an exploration stage company engaged in the business of exploring for commercially producible quantities of minerals. We compete with other mineral resource exploration stage companies for financing from a limited number of investors that are prepared to make investments in mineral resource exploration stage companies. The presence of competing mineral resource exploration stage companies may impede our ability to raise additional capital in order to fund our property acquisitions and exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors.

Many of the resource exploration stage companies with whom we compete have greater financial and technical resources than we do. Accordingly, these competitors may be able to spend greater amounts on acquisitions of properties of merit and on exploration of their properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of resource properties. As a result, our competitors will likely have resource properties of greater quality and interest to prospective investors who may finance additional exploration and to senior exploration stage companies that may purchase resource properties or enter into joint venture agreements with junior exploration stage companies. This competition could adversely impact our ability to finance the exploration of our mineral property.

(6) Compliance with government regulations in the course of exploring our mineral property may increase the anticipated time and cost of our exploration program so that we are unable to complete the program or achieve profitability.

Exploration and exploitation activities are subject to federal, provincial and local laws, regulations and policies, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Exploration and exploitation activities are also subject to federal, provincial, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.

We will be subject to the Mining Act of Newfoundland as we carry out our exploration program. We may be required to obtain work permits, post bonds, and perform remediation work for any physical disturbance to the land in order to comply with these regulations. While our planned exploration program provides for regulatory compliance, there is a risk that new regulations could increase our time and costs of doing business and prevent us from carrying out our exploration program. If we are unable to complete our exploration program or achieve profitability, our investors may lose their entire investment.

(7) Since our board of directors does not intend to pay dividends on our common stock in the foreseeable future, it is likely that investors will only be able to realize a return on their investment by reselling shares purchased through this offering.

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain our earnings, if any, to provide funds for reinvestment in our acquisition and exploration activities. Therefore, we do not anticipate declaring or paying dividends in the foreseeable future. Furthermore, payment of dividends, if any, in the future is within the discretion of the board of directors and will depend on our earnings, if any, our capital requirements and financial condition and other relevant factors.

(8) Since our executive officers have no experience in mineral exploration and do not have formal training specific to mineral exploration, there is a higher risk that our business will fail.

Our executive officers have no experience in mineral exploration and do not have formal training in geology or in the technical aspects of management of a mineral exploration company. This inexperience presents a higher risk that we will be unable to

complete our business plan for the exploration of our mineral claims. In addition, we will have to rely on the technical services of others with expertise in geological exploration in order for us to carry our planned exploration program. If we are unable to contract for the services of such individuals, it will make it difficult and may be impossible to pursue our business plan. There is thus a higher risk that our operations, earnings and ultimate financial success could suffer irreparable harm and that our investors will lose all of their investment.

(9) If we are unable to hire and retain key personnel, we may not be able to implement our business plan and our business will fail.

We will compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. Our success will be largely dependent upon our ability to hire highly qualified personnel. This is particularly true in highly technical businesses such as mineral exploration. These individuals may be in high demand and we may not be able to attract the staff we need. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or may lose such employees after they are hired. Currently, we have not hired any key personnel and we do not intend to do so for the next 12 months and until we have proved mineral reserves. If we are unable to hire key personnel when needed, our exploration program may be slowed down or suspended.

(10) Since our officers have other business interests, they will only be devoting six hours per week to our operations, which may result in periodic interruptions or suspensions of exploration.

Our officers have other outside business activities and will only be devoting six hours per month, to our operations. As a result, our operations may be sporadic and occur at times that are convenient to our officers. Consequently, our business activities may be periodically interrupted or suspended.

(11) Even if all the offered shares are sold, our officers and directors will own a controlling percentage of voting stock, which will allow them to make key decisions and effect transactions without further shareholder approval.

Upon selling the minimum number of offered shares our directors and executive officer will collectively own 75% of our outstanding voting stock (70% if the maximum number of offered shares are sold). Accordingly, these stockholders, as a group, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Articles of Incorporation and our Bylaws, and the approval of mergers and other significant corporate transactions. These factors may also have the effect of delaying or preventing a change in our management or our voting control. Our Articles of Incorporation do not provide for cumulative voting.

(12) The sale of shares by our officers and directors could have a depressive effect on the market price for our common stock.

As of the date of this offering circular, there are 9,300,000 shares of our common stock issued and outstanding, all of which are owned by our directors and officers. A total of 8,300,000 shares have been held for a period in excess of one year, and are available for public resale pursuant to Rule 144 promulgated under the Securities Act ("Rule 144"). The resale of our shares of common stock owned by our officers and directors is subject to the volume limitations of Rule 144. In general, Rule 144 permits our shareholders who have beneficially owned restricted shares of common stock for at least one year to sell without registration, within a three-month period, a number of shares not exceeding one percent of the then outstanding shares of common stock. Furthermore, if such shares are held for at least two years by a person not affiliated with us (generally, a person who is not one of our executive officers, directors or principal shareholders during the three month period prior to resale), such restricted shares can be sold without any volume limitation. If our officers and directors sell their shares under Rule 144 or pursuant to a registration statement, it may have a depressive effect on the market price for our common stock. If this occurs, our investors may be forced to sell their shares at prices below the price they paid for them. In addition, a decreased market price may result in potential future investors losing confidence in us and failing to provide needed funding. This will have a negative effect on our ability to raise equity capital in the future.

(13) Since substantially all of our assets, directors and officers are located outside the United States, it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our directors or officers.

Substantially all of our assets are located outside the United States and we do not currently maintain a permanent place of business within the United States. We were incorporated in the State of Nevada and have an agent for service in Carson City, Nevada. Our agent for service will accept on our behalf the service of any legal process and any demand or notice authorized by law to be served upon a corporation. Our agent for service will not, however, accept service on behalf of any of our officers or directors. All of our directors and officers are residents of Canada and neither of them have an agent for service in the United States. Therefore, it may be difficult for investors to enforce within the United States any judgments obtained against us or our

officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

(14) We may issue shares of preferred stock with greater rights than our common stock, which may entrench management and result in dilution of our shareholders' investment.

Our Articles of Incorporation authorize the issuance of up to 50,000,000 shares of preferred stock, par value $.0001 per share. The authorized but unissued preferred stock may be issued by our board of directors from time to time on any number of occasions, without stockholder approval, as one or more separate series of shares comprised of any number of the authorized but unissued shares of preferred stock, designated by resolution of our board of directors stating the name and number of shares of each series and setting forth separately for such series the relative rights, privileges and preferences thereof, including, if any, the: (i) rate of dividends payable thereon; (ii) price, terms and conditions of redemption; (iii) voluntary and involuntary liquidation preferences; (iv) provisions of a sinking fund for redemption or repurchase; (v) terms of conversion to common stock, including conversion price, and (vi) voting rights. Such preferred stock may enable our board of directors to hinder or discourage any attempt to gain control of us by a merger, tender offer at a control premium price, proxy contest or otherwise. Consequently, the preferred stock could entrench our management. The market price of our common stock could be depressed to some extent by the existence of the preferred stock. As of the date of this offering circular, no shares of preferred stock have been issued.

(15) Investors may not be able to resell any shares they purchase through this offering because we do not intend to register our shares for sale in any State and there is no public trading market for our common stock.

It may difficult or impossible for investors to sell our common stock or for them to sell our common stock for more than the offering price even if our operating results are positive. We do not intend to register our common stock with any State. Therefore, investors will not be able to resell their shares in any State unless the resale is exempt under the Blue Sky laws of the State in which the shares are to be sold. Our common stock is also not currently listed or quoted upon any established trading system. Most of our common stock will be held by a small number of investors that will further reduce the liquidity of our common stock. Furthermore, the offering price of our common stock was arbitrarily determined by us, without considering assets, earnings, book value, net worth or other economic or recognized criteria or future value of our common stock. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price.

(16) Applicable SEC rules governing the trading of "penny stocks" limit the liquidity of our common stock, which could make it difficult for our shareholders to sell their shares.

As the shares of our common stock are penny stock, many brokers are unwilling to effect transactions in that common stock which can make it difficult for our shareholders to sell their shares of our common stock if a market develops for that common stock.

Our common stock is defined as a penny stock pursuant to Rule 3a51-1 pursuant to the Securities Exchange Act of 1934. Penny stock is subject to Rules 15g-1 through 15g-10 of the Securities Exchange Act of 1934. Those rules require broker-dealers, before effecting transactions in any penny stock, to:

- Deliver to the customer, and obtain a written receipt for, a disclosure document;
- Disclose certain price information about the penny stock;
- Disclose the amount of compensation received by the broker-dealer or any associated person of the broker-dealer;
- Send monthly statements to customers with market and price information about the penny stock; and
- In some circumstances, approve the purchasers account pursuant to certain standards and deliver written statements to the customer with information specified in those rules.

Rather than comply with those rules, many broker-dealers refuse to enter into penny stock transactions which may make it more difficult for investors to sell their shares of our common stock and thereby liquidate their investments.

(17) Since there is no escrow, trust or similar account, our subscribers' investment could be seized by creditors or by a trustee in bankruptcy, resulting in the loss of the investment.

Proceeds from this offering will not be deposited into an escrow, trust or similar account, but will instead be deposited in a separate bank account under our name. Only our officers and directors will have access to the account. Investors will not have the right to withdraw their funds during the offering. Investors will only receive their funds back if we do not raise the minimum amount of the offering within 60 days. As a result, if we are sued for any reason and a judgment is rendered against us, all proceeds from this offering could be seized. If we file a voluntary bankruptcy petition or our creditors file an involuntary bankruptcy petition, our assets will be seized by the bankruptcy trustee, including the proceeds from this offering, and used to pay our creditors. If that happens, our investors will lose their investment, even if we fail to raise the minimum amount in this offering.

Note: **In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.**

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

(a) *Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.*

We are an exploration stage company in that we are engaged in the search for mineral deposits that are not in either the development or production stage, with a view to exploiting any mineral deposits we discover that demonstrate economic feasibility. Since we are an exploration stage company, there is no assurance that commercially exploitable reserves of valuable minerals exist on our property. We need to do further exploration before a final evaluation of the economic and legal feasibility of our future exploration is determined.

Our plan of operation is to conduct exploration work on the White Bear Arm Property in order to ascertain whether it possesses economic quantities of valuable minerals. There can be no assurance that mineral deposits or reserves exist on the White Bear Arm Property until appropriate exploration work is done and an evaluation based on such work concludes that production of minerals from the property is economically feasible.

Map of the location of the White Bear Arm Property


White Bear Arm Property
Newfoundland and Labrador

Mineral property exploration is typically conducted in phases. Each subsequent phase of exploration work is recommended by a geologist based on the results from the most recent phase of exploration. We have not yet commenced the initial phase of exploration on the White Bear Arm Property. Upon completion of each phase of exploration, we will make a decision as to whether or not we will proceed with each successive phase based upon the analysis of the results of that program. Our directors will make this decision based upon the recommendations of an independent geologist who will oversees the program and record the results.

We presently have no known reserves of any type of mineral. We plan to conduct appropriate exploration work on the White Bear Arm Property in order to ascertain whether it possesses commercially exploitable reserves of valuable minerals. There can be no assurance that commercially exploitable reserves of valuable minerals exist on the White Bear Arm Property or that we will discover them, if they exist. If we are unable to find reserves of valuable minerals or we cannot remove the minerals because we either do not have the capital to do so, or because it is not economically feasible to do so, then we will cease operations and our shareholders may lose their investment.

Even if Phase I of our proposed exploration program identifies high priority geological targets suitable for a Phase II diamond drilling program, we will need to raise additional funding to finance the Phase II drilling program and any additional drilling and engineering studies that are required before we will know if we have commercially exploitable reserves of valuable minerals. We anticipate that any additional funding that we require will be in the form of equity financing from the sale of our common stock. There is no assurance, however, that we will be able to raise sufficient funding from the sale of our common stock. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing. If we are unable to secure additional funding, we will cease or suspend operations. We have no plans, arrangements or contingencies in place in the event that we cease operations.

Mineral Claims

The White Bear Arm Property consists of two non-contiguous mineral exploration licenses comprising a total of 17 claims having a total area of 425 hectares (mineral rights licence numbers 011117M and 013632M), wholly owned by us. We hold all of our mineral titles free and clear of any encumbrances or liens.

The following table sets out all the mineral exploration licenses that currently compose the White Bear Arm Property.

Mineral Exploration License Number	Licensee Holder	Number of Claims	Area (hectares)	National Topographic Series Map Sheet	Issuance Date
011117M	Castmor Resources Ltd. (100%)	9	225	13A/16	July 13, 2005
013632M	Castmor Resources Ltd. (100%)	8	200	13A/16, 3D13	June 4, 2007
	TOTALS	17	425 (1,054.8 acres)		

Our mineral exploration licenses entitle us to explore the claims composing the White Bear Arm Property subject to the laws and regulations of the Province of Newfoundland and Labrador. Title to mineral claims are issued and administered by the Mineral Lands Division of the Ministry of Natural Resources, and title must comply with all provisions under the Mineral Act of Newfoundland and Labrador.

Under Newfoundland law, our mineral licenses may be held for one year after the date of Issuance Date, and thereafter from year to year if, on or before the anniversary date, we perform assessment work on the underlying claims having a minimum value of not less than C$200 per claim in the first year, C$250 per claim in the second year, and C$300 per claim in the third year. If we are unable to complete the assessment work required to be done in any twelve month period, we can maintain our claims in good standing by posting a cash security deposit for the amount of the deficiency. When the deficient work is completed and accepted the security deposit will be refunded. Otherwise, the security deposit will be forfeited. If we do not comply with these maintenance requirements, then we will forfeit our claims at the end of the anniversary date for each respective claim. All of our claims are presently in good standing.

Glossary of Technical Terms

The following are the definitions of certain technical and geological terms used in this Prospectus:

Amphibole: Family of silicate minerals forming prism or needle-like crystals. Amphibole minerals generally contain iron, magnesium, calcium and aluminum in varying amounts, along with water.

Amphibolite: A dark-colored metamorphic rock of mafic composition consisting mainly of the minerals hornblende and plagioclase.

Anatectic: Having melted from preexistent rock.

Assay: A chemical analysis that determines the amount of easily extractable elements in a sample (of rock, soil, till, silt, etc.). The concentrations of precious metals such as gold and silver are typically reported as grams of metal per tonne of rocks; base metal assays (copper, lead, zinc, etc.) Are given in weight percent. Assay sheet from laboratories typically give gold concentrations in parts per billion (ppb). 1000 ppb equals 1 part per million (ppm), equals 1 gram/tonne (there are about 34 grams in an ounce). Base metal assays are typically measured in parts per million (ppm); 10,000 ppm equals one percent.

Biotite: common rock-forming mineral of the mica family. Biotite is a black or dark brown silicate rich in iron, magnesium, potassium, aluminum, and, of course, silica. Like other micas, it forms flat book-like crystals that peal apart into individual sheets on cleavage planes.

Boreal: Referring to the northern forests.

Co: The chemical symbol for Cobalt.

Contact: The surface of delimitation between a vein and its wall, or country rock.

Cu: The chemical symbol for Copper.

Derivative: A rock composed of materials derived from the weathering of older rocks, a sedimentary rock, or a rock formed of material that has not been in a state of fusion immediately before its accumulation.

Dykes: Tabular igneous intrusions that cut across the bedding or foliation of the country rock.

Ecoclimate: Climate operating as an ecological factor. The sum of the meteorological factors within a habitat.

Eskers: A long, narrow ridge of coarse gravel deposited by a stream flowing in or under a decaying glacial ice sheet.

Facies: The overall characteristics of a rock unit that reflect its origin and differentiate the unit from others around it. Mineralogy and sedimentary source, fossil content, sedimentary structures and texture distinguish one facies from another.

Felsic: Igneous rock composed principally of feldspars and quartz.

Ferromagnesion: Containing iron and magnesium.

Fluvioglacial: Pertaining to the meltwater streams flowing from wasting glacier ice and esp. To the deposits and landforms produced by such streams, as kame terraces and outwash plains; relating to the combined action of glaciers and streams.

Foliated: Of a planar structure or any planar set of minerals in metamorphic rocks that formed from direct pressure during deformation.

Gabbro: Coarse grained mafic intrusive rock composed mainly of plagioclase and pyroxene.

Gabbroic: Having the quality of gabbro..

Gabbronorite: Gabbro containing orthopyroxene and labradorite, a plagioclasic feldspar.

Garnet: Any of a group of hard silicate minerals having the general formula asb2(sio4)3, occurring chiefly as well-formed crystals in metamorphic rocks.

Garnetiferous: Containing garnets.

Geophysics: The study of the physical properties of the earth and the composition and movement of its component rock. Geophysics is used extensively in mineral exploration to detect mineralized rocks characterized by any one or more of their physical properties.

Gneiss: A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Gossan: A rusty rock in which iron-bearing sulphide minerals have been oxidized by air and water. Gossans may overlie a significant sulphide body.

Granite: Medium to coarse-grained felsic intrusive rock.

Granite: An igneous (formed from molten material) rock that solidified within the Earth's crust and is principally composed of quartz, feldspar, and biotite.

Granitic: See Granitoid.

Granitoid: Pertaining to or composed of granite.

Granulite: A relatively coarse, granular rock formed at high pressures and temperatures, which may exhibit a crude gneissic structure due to the parallelism of flat lenses of quartz or feldspar.

Graphite: Native carbon mineral often with high conductance properties.

Igneous: Rock or material, which solidified from molten material.

Intrusion: A mass of rock that has been forced into or between other rocks.

Intrusive: A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

Lithology: The character of a rock described in terms of its structure, color, mineral composition, grain size, and arrangement of its component parts; all those visible features that in the aggregate impart individuality to the rock.

Mafic: Pertaining to or composed of the ferromagnesian rock-forming silicates, said of some igneous rocks and their constituent minerals.

Magma: Molten rock, formed within the inner parts of the Earth, which crystallizes to form an igneous rock.

Magmatic sulphide deposit: A deposit - usually of nickel, copper, cobalt or platinum group elements - that is found in mafic or ultramafic igneous rocks.

Magnetite: Magnetic iron ore, being a black iron oxide containing 72.4% iron when pure.

Masl: Metres above sea level.

Mass: A large irregular deposit of ore, which cannot be recognized as a vein or bed.

Metamorphic: A rock that has been altered by physical and chemical processes including heat, pressure, and fluids.

Metasedimentary: Having the quality of a sediment or sedimentary rock that shows evidence of having been subjected to metamorphism.

Migmatitic: Having the quality of a composite rock composed of igneous or igneous-appearing and metamorphic materials that are generally distinguishable megascopically.

Monzonite: A granular plutonic rock containing approximately equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite.

Morainal: Have the quality of a mass of rocks, gravel, sand, clay, etc., carried and deposited directly by a glacier.

Ni: The chemical symbol for Nickel.

Olivine: A naturally occurring mineral (magnesium-iron silicate) that is usually olive green.

Paragneiss: A gneiss formed by the metamorphism of a sedimentary rock.

Pelitic: A fine-grained sedimentary rock composed of more or less hydrated aluminum silicates with which are mingled small particles of various other minerals.

Plagioclase: Any of a series of triclinic minerals of the feldspar family, ranging in composition from albite to anorthite and found in many rocks.

Psammitic: Of or having the quality of fine-grained, clayey sandstone.

Pyrite: Iron sulphide.

Quartzofeldspathic: Composition of a rock particularly rich in silica and feldspar.

Sulphide: minerals in which the metallic elements are chemically bound to sulphur.

Terrace: A raised portion of an ancient riverbed or a bank on which alluvial deposits may be found.

Troctolite: Igneous rock, found in the lunar highlands, composed of plagioclase and olivine.

Ultramafic: An igneous rock composed chiefly of mafic minerals.

History of the Claims

According to the geological report prepared by Jacques Whitford Limited, previous exploration work in the area of the White Bear Arm Property extends back to the 1950s, when various reconnaissance missions were performed throughout the Province of Newfoundland and Labrador. Documented field work is found back to the mid 1990s, when the massive Voisey's Bay nickel-copper deposits were discovered, spurring an exploration rush throughout much of Labrador.

In the immediate area of the White Bear Arm Property, detailed mineral exploration work was completed by Noranda Mining and Exploration Inc. in 1995 and 1996. Geological mapping, prospecting, geochemical sampling, airborne electromagnetics, and ground geophysics are some of the many surveys completed over the property. Noranda explored the area for its magmatic Ni-Cu sulphide potential.

Geological mapping and compilation has been completed by the Newfoundland and Labrador Department of Mines and Energy. In the most recent mapping, the White Bear Arm Complex ("WBAC") is described as being composed of gabbronorite, olivine gabbronorite and troctolite, together with lesser monzonite and metamorphic derivatives that in the south are strongly deformed and metamorphosed to amphibolite intercalated with metasedimentary gneiss of the Paradise River Metasedimentary Gneiss Belt (PRMBGB). Pronounced Ni, Co and Cu lake bottom anomalies were also noted in the eastern end of the WBAC An assay of 0.15% Cu and 0.13% Ni was historically returned from a gossan at Mountain Brook in the WBAC.

Location and Access

The White Bear Arm Property is located approximately 13 kilometers northeast of the community of Charlottetown. The mineral licenses composing the White Bear Arm Property straddle the boundary between National Topographic Series map sheets 13A/16 and 3D/13. The following map shows the distribution of the claims underlying the White Bear Arm Property, in the vicinity of Charlottetown, southeastern Labrador. The property is approximately five kilometers from tidewater.

Mineral Exploration Licenses of the White Bear Arm Property and Generalized Geology


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Charlottetown, located 290 kilometers east-southeast of the town of Goose Bay, has a gravel air strip for scheduled air traffic, and is serviced by chartered float plane and scheduled coastal boat traffic during ice free months (June to October). The town has a motel, and some supplies and services can be procured there.

The White Bear Arm Property is accessible by helicopter for the purpose of an initial assessment.

Topographic and Physical Environment

The area is moderately to heavily wooded, with some open barren areas on ridges and hilltops, and underlain by a thick layer of muskeg and caribou moss. The topography of the area is locally rugged, with elevations ranging from up to 230 masl, locally. The area is heavily wooded.

The White Bear Arm Property is located within the Paradise River Ecoregion, classified as having a maritime mid-boreal ecoclimate, with its forests dominated by closed stands of balsam fir and black spruce. The region is dominated by northwest trending lakes and bays that mimic the structural grain of the bedrock. Relief is locally rugged, with elevations reaching 300 meters above sea level. The area is heavily wooded, with some open barren areas on ridges and hilltops.

Composed of granites, gneisses, and gabbroic intrusive rocks, the area is generally rough and undulating with deeply dissected coastal margins. Its surface rises rapidly from the sea coast to elevations of about 300 masl, and is covered with sandy morainal deposits of variable thickness. Fluvioglacial deposits are sporadically distributed in the form of eskers and river terraces.

The general area is marked by cool, rainy summers and cold winters. The mean annual temperature is approximately 1° Celsius. The mean summer temperature is 11.5° Celsius and the mean winter temperature is -9° Celsius. The mean annual precipitation ranges 800-1100 millimeters.

Regional Geology

The White Bear Arm Property lies within the eastern portion of the Grenville lithotectonic province of Labrador, within rocks of the PRMGB. The belt consists of sulphide-bearing pelitic, migmatitic metasedeimentary gneiss and minor psammitic gneiss at amphibolite to granulite facies, which are intercalated with granitoid and mafic-ultramafic intrusives. The latter are generally interpreted by field regional geophysics to be part of the WBAC, which has locally intruded and assimilated the PRMGB, and is

interpreted to underlie it. According to Jacques Whitford Limited, the juxtaposition of a possible nickel source (WRAC) with sulphidic host material (PRMGB), and the presence of significant Ni-Cu-Co lake bottom anomalies provide an ideal exploration environment for Ni-Cu magmatic sulphide deposits.

Local Geology

Detailed geology in the vicinity of the White Bear Arm Property was extrapolated by Jacques Whitford Limited from work completed by Noranda Mining and Exploration Inc. Underlying the area, the principal lithology is a quartzofeldspathic, frequently garnetiferous (some samples contain up to 50% garnet), meta-sedimentary gneiss. The gneiss is foliated uniformly, trends towards the northwest, and is steeply dipping. The outcrop consists of banded pink and black, fine-grained garnet-biotite gneiss.

Locally, the spectacular flake graphite is developed, and can attain 5% of the rock over narrow widths. Additionally, disseminated pyrite, commonly 2-3% (occasionally up to 20%) as patches, occurs as rusty staining within the gneiss. Traces of chalcopynte was locally noted to occur in the area.

Where exposure is adequate, amphibolite is seen to occur parallel to the foliation, as narrow (amphibole and garnet mineralogy) dykes, comprising dominantly amphibole, garnet and magnetite.

Granite in the area occurs both as granitic gneiss with banding and anatectic (diffuse veining) textures, as well as totally undeformed dykes and masses with sharp contacts. These late granites are found to cross-cut both the paragneisses and amphibolites.

Geology report

In January 2006, we retained Jacques Whitford Limited to complete an initial evaluation of the White Bear Arm Property and to prepare a geological summary report on it. No representative of Jacques Whitford Limited visited the property prior to preparing the report.

Jacques Whitford Limited is a Canadian owned multidisciplinary environmental engineering and sciences consulting firm providing solutions to clients in both the public and private sectors. Formed in 1972, the firm has grown to more than 1,100 staff located in 40 offices across Canada, the United States and internationally. Jacques Whitford is licensed to practice Professional Geoscience in Newfoundland and Labrador.

Recommended Exploration Program

Based on their review of data relating to the White Bear Arm Property, Jacques Whitford concluded that the White Bear Arm Property warrants further exploration because the regional and local geology indicate a prospective environment for hosting Ni-Cu sulphide deposits or industrial minerals such as garnet. In particular, the area contains sulphide-bearing rock, through which mafic, Ni-bearing magma intrudes. Garnetiferous gneiss has also been mapped on the property. Jacques Whitford recommended a two-phase exploration program to further evaluate the property.

An estimated budget for our exploration program is set out in the following table:

Phase I	
Geologist, sampling and mapping supervision	$2,700
Geological assistant	$1,500
Rock, stream sediment and till sampling	$2,500
Room and board lodging in Charlottetown	$1,000
Transportation from Goose Bay to project area	$13,500
Permits, fees, filings, insurance and other administrative items	1,000
Reports and maps	1,000
Overhead	$3,480
Total Phase I Costs:	**$26,680**
Phase II	
Diamond Drilling and Core Sampling	$170,000
Overhead	$25,500
Total Phase II Costs:	**$195,500**
Total Program Costs:	**$221,180**

The above budget was provided to us by Jacques Whitford and is contained in their geological report respecting the White Bear Arm Property. Actual project costs may exceed Jacques Whitford's estimates.

Proceeds from the sale of the minimum number of offered shares will be sufficient to complete Phase I of the proposed exploration program, but even if we sell all the offered shares, we will not have sufficient funds for Phase II. We will be required to seek additional financing to complete Phase II.

We anticipate that any additional funding that we require will be in the form of equity financing from the sale of our common stock. There is no assurance, however, that we will be able to raise sufficient funding from the sale of our common stock. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing. If we are unable to secure additional funding, we will cease or suspend operations. We have no plans, arrangements or contingencies in place in the event that we cease operations.

Management Experience

Our management has no professional training or technical credentials in the exploration, development, and operation of mines. Consequently, we may not be able to recognize or take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants. Moreover, with no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. They may make mistakes in their decisions and choices that could cause our operations and ultimate financial success to suffer irreparable harm.

Geological and Technical Consultants

Since our officers and directors are inexperienced with exploration, we intend to retain qualified persons on a contract basis to perform the surveying, exploration, and excavating of the White Bear Arm Property as needed. We do not presently have any verbal or written agreement regarding the retention of any such person for the exploration program.

(b) *Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

Our business plan is to explore the White Bear Arm Property to determine whether there are commercially exploitable reserves of valuable minerals. We intend to proceed with Phase I of the exploration program recommended by Jacques Whitford. Phase I of

our exploration program will consist of expanded geological mapping, and geochemical sampling that will cover previously established grid areas, as well as other prospective sites that may be developed to delineate either base metals or industrial minerals. Geochemical sampling will include rock, stream sediment and till sampling. Several airborne electromagnetic anomalies will be re-verified on the ground and mapped for size and extent. If Phase I develops any high priority targets for further exploration, then we will proceed with Phase II of the proposed exploration program, consisting of 800 to 1000 metres of diamond drilling, mobilized to the nearest road by truck, then helicopter-supported from that point. We anticipate that Phase I will cost approximately $26,660 while Phase II would cost approximately $195,500 To date, we have not commenced exploration on the White Bear Arm Property.

We expect that Phase I of our exploration program will be concluded by October 31, 2007. During Phase I we will retain a consulting geologist to review all past exploration data relating to the White Bear Arm Property and plot relevant information on a map. This is known as geological mapping. Based on this mapping, the geologist will choose property areas that are most likely to host economic mineralization. He will then conduct a sampling program focusing on these property areas by gathering rock and soil samples from the identified areas that appear to contain mineralization. The samples will be sent to a laboratory for mineral analysis. By January 2008, we should receive the results of the sample analysis and be able to determine which property areas, if any, contain significant mineralization.

If the results of Phase I warrant further exploration, we plan to commence Phase II of the exploration program in June 2007. Phase II will take approximately three months to complete and will consist of using heavy equipment to drill up to five holes to a depth of 200 meters. Drilling locations will be determined by analyzing the results of the Phase I sampling program. Cylinders of rock will be removed from the drill holes and sent to a laboratory for mineral analysis. Results will indicate the presence of any minerals below the property surface.

We do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for our exploration program. Jacques Whitford have indicated that, subject to availability, they would be prepared to oversee the exploration program, but we have not discussed any terms of such an arrangement. We are also uncertain as to when Jacques Whitford will have qualified personnel available to oversee the exploration program.

The minimum proceeds from the sale of the securities being offering in this prospectus will be sufficient for us to complete Phase I of our exploration program, as well as anticipated geological consulting fees to complete Phase I of our exploration program. If Phase I of our exploration program identifies high priority targets for further exploration in Phase II, then we expect to complete Phase II within 12 months of the date on which we complete this offering. We will not have sufficient funds from this offering to initiate Phase II of our exploration plan, even if we sell all of the offered shares.

We anticipate that any additional funding that we require will be in the form of equity financing from the sale of our common stock. There is no assurance, however, that we will be able to raise sufficient funding from the sale of our common stock. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing. If we are unable to secure additional funding, we will cease or suspend operations. We have no plans, arrangements or contingencies in place in the event that we cease operations.

Our officers will only be devoting approximately six hours per week of their time to our business. We do not foresee this limited involvement as negatively impacting our company over the next 12 months because all exploratory work is being performed by an outside consultant. If, however, the demands of our business require more time of our officers, such as raising additional capital or addressing unforeseen issues with regard to our exploration efforts, they are prepared to adjust their timetables to devote more time to our business. They may, however, not be able to devote sufficient time to the management of our business, as and when needed.

We do not have plans to purchase any significant equipment or to hire any employees during the next 12 months and until we have proved reserves.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.*

The mining industry is highly fragmented and we will be competing with many other exploration companies looking for minerals. We are one of the smallest exploration companies and are an infinitely small participant in the mineral exploration business. While we will generally compete with other exploration companies, there is no competition for the exploration of minerals from our claims.

We are a junior mineral exploration company. We compete with other junior mineral exploration companies for financing from a limited number of investors that are prepared to make investments in junior mineral exploration companies. The presence of competing junior mineral exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors.

We will also be competing with other junior and senior mineral companies for available resources, including, but not limited to, professional geologists, camp staff, mineral exploration supplies and drill rigs.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) *Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.*

We do not have any marketing strategies for any minerals that we may discover. We have no customers.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

As an exploration stage mineral exploration company, we have never had any orders for products or services.

(f) *State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.*

We currently have no employees other than our two officers and directors, who have not been paid for their services and will not receive compensation from the proceeds of this offering. We do not have any employment agreements with our directors and officers. We do not presently have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our officers and directors.

We do not intend to hire additional employees at this time. All of the work on the property will be conducted by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

We have a 100% interest in five mineral claims composing the White Bear Arm Property. This interest only relates to the right to explore for and extract minerals from the claims. We do not own any real property interest in the claims. We do not own or lease any property other than the White Bear Arm Property.

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and*

expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Our operations do not depend and are not expected to depend on patents, copyrights, trade secrets, know-how or other proprietary information.

(i) *If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

Our mineral exploration program is subject to the regulations of the Department of Natural Resources of Newfoundland & Labrador.

We will secure all necessary permits for exploration and, if development is warranted on the property, we will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

Exploration stage companies are not required to discuss environmental matters except as they relate to exploration activities. The only "cost and effect" of compliance with environmental regulations in Canada is returning the surface to its previous condition upon abandonment of the property.

(j) *State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.*

We do not have any subsidiaries.

(k) *Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).*

We were incorporated in the State of Nevada on June 27, 2007.

By a Transfer of Mineral Disposition dated November 7, 2005, from a non-affiliated third party, we acquired a 100% interest in the White Bear Arm Property: two non-contiguous mineral exploration licenses (license numbers 011117M and 011300M) comprising 17 claims located along southeastern coastal Labrador, approximately 13 kilometers northeast of the community of Charlottetown in Labrador, Canada, having a total area of 425 hectares (1,054.8 acres). One of the licenses (license number 011300M), comprising eight claims, was inadvertently allowed to expire and was cancelled on January 24, 2007. We reacquired a 100% interest in the same eight claims under a new mineral license (license number 013632M) by a Transfer of Mineral Disposition dated July 16, 2007, from a non-affiliated third party. The mineral licenses underlying the White Bear Arm Property are registered with the Government of Newfoundland and Labrador and are presently in good standing.

We have not commenced business operations. To date, our activities have been limited to organizational matters, acquiring the our mineral claims, obtaining a geology report and the preparation and filing of the information statement of which this information circular is a part. Our assets are limited to our mineral claims, the acquisition of which have been recorded as an expense in our financial statements in accordance with our accounting policy.

We have not been involved in any mergers or acquisitions since our inception, and there are no pending or anticipated mergers, acquisitions, spin-offs or recapitalizations.

4. (a) *If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.*

Upon completion of this offering, we will commence Phase I of our exploration program as soon as a qualified geologist is available and weather conditions allow. Phase I is expected to take one week to complete and cost $26,680. All samples will be bagged and tagged for location, date and time for later analysis.

The samples obtained during Phase I will be analyzed at a laboratory and we will review the results by January 2008. We will engage our consulting geologist to interpret the results of Phase I. If we are able to identify favorable rock formations and structures with elevated mineral values we will seek additional financing for Phase II of our exploration program beginning in February 2008.

We expect that Phase II will take approximately three months to complete at a cost of $195,500. Since Phase II is entirely dependent upon the results of Phase I and the completion of additional financing, we are unable to specify the date on which Phase II would commence. Upon securing the required funding, we would implement Phase II as soon as a qualified geologist is available and weather conditions allow.

The cylinders of rock that are removed from drill holes during Phase II will be sent to a laboratory for mineral analysis. Results will indicate the presence of any minerals below the property surface. We will engage our consulting geologist to interpret the results of Phase II by January 2009.

If we are able to confirm reasonable prospects for eventual economic extraction of valuable minerals from the White Bear Arm Property, we will seek to link with a major resource company in a joint venture relationship to exploit our mineral resources. We expect that any extraction resulting from such a joint venture would take place during the summer of 2009.

(b) *State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)*

If we are unable to begin Phase I of our exploration program in 2007, then the timeline for our exploration program could be delayed by at least three months and as much as one year. If we are unable to complete Phase II in 2008, it will delay our exploration program by one year. We will have sufficient capital to maintain our current level of operations regardless of any such delay.

If we are unable to complete any phase of exploration because we don't have enough money, we will cease operations until we raise more money. If we are unsuccessful in raising more money, we will cease operations. We have no plans, arrangements or contingencies in place in the event that we cease operations.

If we are unable to enter into a joint-venture to exploit any mineral resources on the White Bear Arm Property, we intend to try to develop the resources ourselves through the use of consultants. We have no plans to interest other companies in the property if we do not find mineralized material.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year?*

For the fiscal year ended August 31, 2006 we realized a net, after-tax loss of $12,214 ($0.00 per share).

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Not applicable.

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.*

On May 31, 2007, we had a net tangible book value of $5,836 or $0.00 per share. Net tangible book value per share is determined by dividing our total tangible book value at May 31, 2007, by the number of shares of common stock outstanding.

The offering price for our common stock was arbitrarily determined by us, without considering assets, earnings, book value, net worth or other economic or recognized criteria or future value of our common stock. The offering price of $0.05 per share substantially exceeds the value of our assets after subtracting our liabilities.

As a result of this offering, current shareholders will realize an increase of $0.01 per share in the net tangible book value of their shares held prior to the offering regardless of whether the minimum or the maximum is sold. Purchasers of the shares in the offering will realize an immediate dilution of $0.04 per share in the net tangible book value of their shares.

The following table illustrates the increase to existing shareholders and the dilution to purchasers of the offered shares in their net tangible book value per share, before deducting estimated offering expenses. This table does not take into account any other changes in the net tangible book value of our shares occurring after May 31, 2006.

		Minimum		Maximum
Number of shares sold		1,200,000		2,000,000
Gross proceeds	$	60,000	$	100,000
Offering price per share	$	0.05	$	0.05
Net tangible book value per share at May 31, 2007	$	(0.00)	$	(0.00)
Increase in net tangible book value per share attributable to the sale of 1,200,000 (minimum) and 2,000,000 (maximum) shares	$	0.00	$	0.00
Net tangible book value per share at May 31, 2007, as adjusted for the sale of shares	$	0.01	$	0.01
Dilution per share to new investors in this offering	$	0.04	$	0.04

We may seek additional equity financing in the future, which may cause additional dilution to investors in this offering, and a reduction in their equity interest. The holders of the shares purchased in this offering will have no preemptive rights to purchase any shares we issue in the future in connection with any additional equity financing.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration.*

We have not issued any securities during the last 12 months.

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

If the maximum is sold: 15.1%
If the minimum is sold: 9.7%

(b) *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)*

If the maximum is sold: $661,500*
If the minimum is sold: $621,500*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: Nil. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $Nil.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: **After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.**

USE OF PROCEEDS

9. (a) *The following table sets forth the use of the proceeds from this offering:*

	If Minimum Sold			If Maximum Sold		
	$	60,000	%	$	100,000	%
Total Proceeds	$	60,000	100.0	$	100,000	100.0
Less Offering Expenses	$	9,000	15.0	$	9,000	9.0
Printing and Shipping Expenses		2,000	3.3		2,000	2.0
Professional Fees (1)		5,000	8.4		5,000	5.0
Transfer and Miscellaneous Expenses		2,000	3.3		2,000	2.0
Net Proceeds from Offering	$	51,000	85	$	91,000	91.0
Debt Repayment (2)		15,200	25.3		15,200	15.2
Prospecting		30,000	50.0		30,000	30.0
Consulting Geologist		5,000	8.4		25,000	25.0
Accounting Fees		-	-		10,000	10.0
Legal fees		-	-		10,000	10.0
Working Capital (3)		800	1.3		800	0.8
Total Use of Proceeds	$	60,000	100.0	$	100,000	100.0

(1) "Professional Fees" includes legal and accounting costs, escrow agent and resident agent expenses.
(2) "Debt Repayment" refers to the repayment of a loan of $15,000 from a non-affiliated third party, plus estimated interest at the rate of 6.75% per annum, calculated semi-annually.
(3) "Working Capital" includes office expenses and interest payments.

(b) *If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.*

Not applicable.

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. (a) *If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.*

Not applicable.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.*

On July 31, 2007, we issued an unsecured promissory note to a non-affiliated shareholder as consideration for a cash loan of $15,000 from the shareholder. The note is unsecured and bears interest at the rate of 20% per annum. Principal plus accrued

interest are payable on July 31, 2008. The proceeds from the loan are being used to pay for offering expenses, mineral claim renewals and miscellaneous office expenses. We will repay the amount owing under the promissory note from the proceeds of this offering.

(c) *If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

Not applicable.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

On July 31, 2007, we issued an unsecured promissory note to a non-affiliated shareholder as consideration for a cash loan of $15,000 from the shareholder. The note is unsecured and bears interest at the rate of 20% per annum. Principal plus accrued interest are payable on July 31, 2008. The proceeds from the loan are being used to pay for offering expenses, mineral claim renewals and miscellaneous office expenses. We will repay the amount owing under the promissory note from the proceeds of this offering.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.*

The minimum proceeds from the sale of the securities being offering in this prospectus will be sufficient for us to complete Phase I of our exploration program. If Phase I identifies high priority targets for further exploration in Phase II, then we expect to complete Phase II within 12 months of the date of this Offering Circular. We will not have sufficient funds from this offering to initiate Phase II of our exploration plan, even if we sell all of the offered shares.

We anticipate that any additional funding that we require will be in the form of equity financing from the sale of our common stock. There is no assurance, however, that we will be able to raise sufficient funding from the sale of our common stock. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing. If we are unable to secure additional funding, we will cease or suspend operations. We have no plans, arrangements or contingencies in place in the event that we cease operations.

Other than the foregoing, we are not having, nor do we anticipate having, within the next 12 months, any cash flow or liquidity problems. We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments.

Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term.

We do not have any unpaid trade payables.

State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We are not subject to any unsatisfied judgments, liens or settlement obligations.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

We have sufficient working capital to maintain our present level of operations for the next 12 months. The net proceeds from this offering, together with existing cash, will be sufficient to meet the anticipated cash requirements of our business plan for at least the next 12 months, and will enable us to complete Phase I of our proposed exploration program but not Phase II. We will be required to seek additional funding in order to complete Phase II. We anticipate that any additional funding that we require will be in the form of equity financing from the sale of our common stock. There is no assurance, however, that we will be able to raise sufficient funding from the sale of our common stock. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing.

If we are unable to secure additional funding, we will cease or suspend operations. We have no plans, arrangements or contingencies in place in the event that we cease operations.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

	Amount Outstanding		
	As of:	As Adjusted	
	May 31, 2007	Minimum	Maximum
Debt:			
Short-term debt	-	-	-
Long-term debt	-	-	-
Total debt	-	-	-
Stockholders equity (deficit):			
Preferred stock (par value $0.0001)	-	-	-
Common stock (par value $0.0001) (Number of Shares)	$1,123 (11,230,000)	$1,243 (12,430,000)	1,323 (13,230,000)
Additional paid-in capital	$18,507	$78,387	$118,307
(Deficit) accumulated during exploration stage	$(13,794)	$(13,794)	$(13,794)
Total stockholders equity (deficit)	$5,836	$65,836	$105,836
Total Capitalization	$5,836	$65,836	$105,836

Number of common shares authorized: 100,000,000 shares, without par value; 11,230,000 issued.

Number of common shares authorized: 50,000,000 shares, without par value; none issued.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: Nil.

DESCRIPTION OF SECURITIES

14. *The securities being offered hereby are:*

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________
[ ] Other: ____

15. *These securities have:*

Yes No

[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): __________________

Explain:

16. *Are the securities convertible?* [ ] Yes [X] No

17. (a) *If securities are notes or other types of debt securities:* Not applicable.

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

Not applicable.

Note: **Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.**

18. *If securities are Preference or Preferred stock:*
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No

Not applicable.

Note: **Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.**

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

There are no restrictions on dividends under any loan or other financing arrangement or otherwise.

20. *Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):*

$18,410 as of July 31, 2007.

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:*

This Offering is not being made through selling agents.

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

Not applicable.

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

Not applicable.

Note: **After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should**

assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

Name:	Alfonso Quijada
Address:	4620 Manilla Road SE, Suite 10 Calgary, Alberta T2G 4B7
Telephone No.:	403.561.8907

In connection with his selling efforts in this offering, Mr. Quijada will not register as broker-dealers pursuant to Section 15 of the Exchange Act, but rather will rely upon the "safe harbor" provisions of Rule 3a4-1 under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer's securities. Mr. Quijada is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Mr. Quijada will not be compensated in connection with his participation in this offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Mr. Quijada is not, and has not been within the past 12 months a broker or dealer, or an associated person of a broker or dealer. At the end of this offering, Mr. Quijada will continue to primarily perform substantial duties for us or on our behalf otherwise than in connection with transactions in securities. Mr. Quijada has not and will not participate in selling an offering of securities of any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

Neither of our directors will purchase any of the offered common stock or participate in the offering to satisfy the minimum.

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

This offering will not be available to any residents of the United States of America.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

There is no escrow, trust or similar account in which our subscribers' investment will be deposited. It will be deposited in a separate bank account under our name. Only our officers and directors will have access to the account. If we do not raise the minimum proceeds from this offering, we will return all received proceeds to subscribers without interest or deductions.

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:*

If the minimum offering is not completed within 60 days, all funds will be promptly returned to subscribers.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

We presently have a total of 11,230,000 common shares issued and outstanding. The resale restrictions on our outstanding shares are as follows:

- 1,000,000 were issued to a director and officer on June 30, 2007. These shares are "restricted securities", as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act of 1933 ("Rule 144"), and may not be publicly sold until June 30, 2008. As of June 30, 2008, the shares may be publicly sold pursuant to Rule 144, subject to volume restrictions and restrictions on the manner of sale.*

- 8,300,000 shares were issued to a director and officer on July 15, 2006. These shares may be publicly sold pursuant to Rule 144, subject to volume restrictions and restrictions on the manner of sale. On July 15, 2007, the shares will be eligible for resale to the public without restriction provided, that the owner has not been an affiliate during the 90 days preceding such resale.*

- 1,000,000 shares were issued on July 14, 2005 to non-affiliated persons. These shares can be publicly sold pursuant to Rule 144k of the Securities Act without volume restriction.*

- 750,000 shares were issued on October 25, 2005 to a non-affiliated person. These shares may be publicly sold pursuant to Rule 144, subject to volume restrictions and restrictions on the manner of sale. On October 25, 2007, the shares will be eligible for resale to the public without restriction; provided that, the owner has not been an affiliate during the 90 days preceding such resale.*

- 180,000 were issued on October 31, 2005 to a non-affiliated person. These shares may be publicly sold pursuant to Rule 144, subject to volume restrictions and restrictions on the manner of sale. On October 31, 2007, the shares will be eligible for resale to the public without restriction; provided that, the owner has not been an affiliate during the 90 days preceding such resale.*

* In general, Rule 144 permits our shareholders who have beneficially owned restricted shares of common stock for at least one year to sell without registration, within a three-month period, a number of shares not exceeding one percent of the then outstanding shares of common stock. Furthermore, if such shares are held for at least two years by a person not affiliated with us (generally, a person who is not one of our executive officers, directors or principal shareholders during the three month period prior to resale), such restricted shares can be sold without any volume limitation.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

We have not paid dividends, made any distribution upon our stock or redeemed any securities within the last five years.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer:*

Title: President

Name Fidel Thomas *Age:* 42

Office Street Address: 4620 Manilla Road SE, Suite 10
Calgary, Alberta T2G 4B7

Telephone No.: 403.561.8907

Fidel Thomas has been an independent corporate communications and business development consultant since 2003. His clients include numerous private and publicly held corporations, including Minco Gold Corp., Minco Silver Corp., Trivello Energy Corp., SMS Active Technologies and Visiphor Corp. Originally, an actor, screen-writer and director, Mr. Thomas was active in the Canadian entertainment industry from 1997 to 2002, through his production company, Inner Vision Images Motion Picture Corp., and later, as an officer and director of AMP Productions, Ltd. from 2003 to 2007. He is also currently Chief Executive Officer and a director of Pickford Minerals Inc., a mineral exploration company having copper, nickel and uranium interests in Labrador.

Mr. Thomas received a Bachelor of Sociology from the University of East London in September, 1994. He earned a Diploma in Media Practice from the University of Central London in 1998. In 2007, he successfully completed a mining professional development course at the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Minimum of six hours per week until we have proved mineral reserves.

30. *Chief Operating Officer:*

Title:	Chief Operating Officer
Name:	Alfonso Quijada *Age:* 37
Office Street Address:	4620 Manilla Road SE, Suite 10 Calgary, Alberta T2G 4B7
Telephone No.:	403.561.8907

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Alfonso Quijada has raised millions of dollars for private and public companies, including $1.8 million US for Rhino Films and $ 2.5 million US for an oil refinery in Bulgaria. From 1994 through to 1998, he was the founder and president of New World Artist Productions Inc., an international production company with seven divisions, focused primarily on live-productions and music development in Japan. He was the VP of Investor Relations for Tri-Gate Entertainment Inc. from 2000 to 2003. From 2002 to 2003, Mr. Quijada also headed up investor relations for TNR Gold Corp. Since 2003, he has served as an independent consultant, advising companies on corporate development and finance. He is also currently Chief Operating Officer and a director of Pickford Minerals Inc., a mineral exploration company having copper, nickel and uranium interests in Labrador.

Mr. Quijada is a graduate of Gladstone Secondary H.S. in Vancouver, where he attended from 1987 through to 1991.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Minimum of six hours per week until we have proved mineral reserves.

31. *Chief Financial Officer:*

The function of a Chief Financial Officer is performed by our President.

32. *Other Key Personnel:*

We do not have any other key personnel.

DIRECTORS OF THE COMPANY

33. *Number of Directors:* Two.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable.

34. *Information concerning outside or other Directors (i.e. those not described above):*

Not Applicable.

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[X] Yes [ ] No *Explain:*

Fidel Thomas has worked for two mineral exploration companies: Minco Gold Corp. and Minco Silver Corp. Alfonso Quijada has worked for one mineral company: TNR Gold Corp. Both Mr. Thomas and Mr Quijada are currently directors and officers of Pickford Minerals Inc., a mineral exploration company having copper, nickel and uranium interests in Newfoundland.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

Our business does not rely on any trade secrets, know-how or other proprietary information. Therefore, no precautions have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

Fidel Thomas was a director and officer of AMP Productions Ltd., a development stage motion picture production company from March 26, 2003 to March 22, 2007.

Fidel Thomas and Alfonso Quijada are both currently directors and officers of Pickford Minerals, Inc., an exploration stage mineral exploration company having copper, nickel and uranium interests in Labrador. Mr. Thomas has been the Chief Executive Officer and a director since June 30, 2007. Mr. Quijada has been a director since July 15, 2006, and the Chief Operating Officer since June 30, 2007.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

Not applicable.

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.*

Not applicable.

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Name:	Alfonso Quijada
Office Street Address:	4620 Manilla Road SE, Suite 10 Calgary, Alberta T2G 4B7
Telephone No.:	403.561.8907
Principal Occupation:	Consultant
Class of Shares:	Common
Average Price Per Share:	$0.0001

No. of Shares Now Held: 8,300,000 *% of Total:* 74

No. of Shares After Offering if All Securities Sold: 8,800,000 *% of Total:* 63

38. *Number of shares beneficially owned by Officers and Directors as a group:*

Before offering: 9,300,000 shares (83% of total outstanding)

After offering: Assuming minimum securities sold: 9,300,000 shares (75% of total outstanding)
Assuming maximum securities sold: 9,300,000 shares (70% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

Not applicable.

(b) *If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.*

Not applicable.

(c) *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

Not applicable.

40. (a) *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

	Cash	Other
Fidel Thomas, Chief Executive Officer, Chief Accounting Officer and a director	$ Nil	$ Nil
Alfonso Quijada, Chief Operating Officer, and a director	$ Nil	$ Nil
Directors and officers as a group (two persons)	$ Nil	$ Nil

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

Not applicable.

(c) *If any employment agreements exist or are contemplated, describe:*

Not applicable.

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:*

None.

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:*

None.

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.*

Shareholder approval is not required for any stock purchase agreements, stock options, warrants or rights.

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

Not applicable.

Note: **After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.**

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.*

Neither Castmor Resources Ltd., nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no material legal proceeding or contemplated or threatened litigation. There are no judgments against Castmor Resources Ltd. or its officers or directors. None of our officers or directors have been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

FEDERAL TAX ASPECTS

44. *If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.*

Castmor Resources Ltd. is not an S corporation.

Note: **Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.**

MISCELLANEOUS FACTORS

45. *Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.*

None.

FINANCIAL STATEMENTS

46. *Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.*

INDEX TO FINANCIAL STATEMENTS

CASTMOR RESOURCES LTD.
(An Exploration Stage Company)

Castmor Resources Ltd.
(An exploration stage company)

Balance Sheets
May 31, 2007
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

		May 31 2007		August 31 2006
ASSETS				
Current Assets				
Cash and cash equivalents	$	3,410	$	7,686
Prepaid expenses		2,426		-
Total assets	$	5,836	$	7,686
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)				
Liabilities				
Current Liabilities				
Accounts payable and accrued liabilities		-		2,184
Total Liabilities		-		2,184
Stockholders' Equity (Deficiency)				
Share capital				
Authorized:				
50,000,000 preferred shares at a par value of $0.0001 per share				
Issued and outstanding: Nil				
100,000,000 common shares with a par value of $0.0001 per share				
Issued and outstanding: 11,230,000 common shares (August 31, 2006 - 10,300,000)		1,123		1,123
Additional paid-in capital		18,507		18,507
(Deficit) accumulated during the exploration stage		(13,794)		(14,128)
Total stockholders' equity (deficiency)		5,836		5,502
Total liabilities and stockholders' equity (deficiency)	$	5,836	$	7,686

The accompanying notes are an integral part of these financial statements.

Castmor Resources Ltd.
(An exploration stage company)

Statements of Stockholders' Equity (Deficiency)
For the period from June 27, 2005 (inception) to May 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit accumulated during exploration stage	Total stockholders' equity (deficiency)
	Shares	Amount	Shares	Amount			
Issuance of common stock for cash July 27, 2005 ($0.0001 per share)	-	$ -	10,300,000	$ 1,030	$ -	$ -	$ 1,030
Loss and comprehensive loss for the period	-	-	-	-	-	(1,914)	(1,914)
Balance, August 31, 2005	-	-	10,300,000	$ 1,030	$ -	$ (1,914)	$ (884)
Issuance of common stock for cash October 2005 ($0.02 per share)	-	$ -	930,000	$ 93	$ 18,507	$ -	$ 18,600
Loss and comprehensive loss for the year	-	-	-	-	-	(12,213)	(12,213)
Balance, August 31, 2006	-	$ -	11,230,000	$ 1,123	$ 18,507	$ (14,128)	$ 5,502
Loss and comprehensive loss for the year	-	-	-	-	-	(334)	(334)
Balance, May 31, 2007	-	$ -	11,230,000	$ 1,123	$ 18,507	$ (13,794)	$ 5,836

The accompanying notes are an integral part of these financial statements

Castmor Resources Ltd.
(An exploration stage company)

Statements of Operations
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

	Cumulative from June 27, 2005 (inception) to May 31, 2007	Three months ended May 31		Nine months ended May 31	
		2007	2006	2007	2006
EXPENSES					
Bank charges	36	-	6	12	18
Consulting fees	398	-	-	-	-
Office expenses	2,389	-	1,078	55	2,185
Professional fees	3,601	-	-	-	3,601
Regulatory fees	1,636	-	-	-	324
Resource property acquisition and exploration costs	5,734	-	-	(401)	4,005
Loss from operations	13,794	-	1,084	(334)	10,133
Net loss and comprehensive loss for the period	$ (13,794)	$ -	$ (1,084)	$ 334	$ (10,133)
Basic and diluted loss per share		$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding - basic and diluted		11,230,000	10,300,000	11.035,934	10,300,000

The accompanying notes are an integral part of these financial statements

Castmor Resources Ltd.
(An exploration stage company)

Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

	Cumulative from June 27, 2005 (inception) to May 31, 2007	Nine months ended May 31 2007	Nine months ended May 31 2006
Cash flows from (used in) operating activities			
Net (Loss) for the period	$ (13,794)	334	$ (10,133)
Changes in operating assets and liabilities			
- (increase) in prepaid expenses	(2,426)	(2,426)	-
- accounts payable and accrued liabilities	-	(2,184)	979
Net cash used in operating activities	(16,220)	(4,276)	(9,155)
Cash flows from (used in) financing activities			
Proceeds from issuance of common stock	19,630	-	18,600
Net cash provided by financing activities	19,630	-	18,600
Increase in cash and cash equivalents	3,410	(4,276)	9,445
Cash and cash equivalents, beginning of period	-	7,686	-
Cash and cash equivalents, end of period	$ 3,410	$ 3,410	$ 9,445

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Castmor Resources Ltd. (hereinafter "the Company") was incorporated in the State of Nevada, U.S.A., on June 27, 2005. The Company's fiscal year end is August 31.

The Company has been in the exploration stage since its formation and has not yet realized any revenue from its operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercially minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage. In 2005, the Company acquired mineral interests in two non-contiguous properties located along southeastern coastal Labrador, approximately 13 kilometers northeast of the community of Charlottetown, Labrador, Canada and has not yet determined whether these properties contain reserves that are economically recoverable. The Company's mineral interest in one of its properties was cancelled in January 2007, but was subsequently reacquired by the Company in July 2007.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred accumulated losses of $13,794 since inception and has no source of revenue. The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from its mineral properties. These factors create doubt as to the ability of the Company to continue as a going concern. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. Management is in the process of identifying sources for additional financing to fund the ongoing development of the Company's business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with the generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgment. The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Accounting Method

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents. As at May 31, 2007, there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk

The Company places its cash and cash equivalents with high credit quality financial institutions. As of May 31, 2007, the Company had no balance in a bank beyond insured limits.

Foreign Currency Transactions

The Company is located and operating outside of the United States of America. It maintains its accounting records in U.S. Dollars as follows:

At the transaction date each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are remeasured by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company's financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," include cash and cash equivalents, accounts payable and accrued liabilities, promissory note and convertible debenture. Fair values were assumed to approximate carrying value for these financial instruments, except where noted. Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company is operating outside the United States of America and has significant exposure to foreign currency risk due to the fluctuation of currency in which the Company operates and U.S. dollars.

Mineral Property Payments and Exploration Costs

The Company expenses all costs related to the acquisition, maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proved and probable reserves. When it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. To date, the Company has not established the commercial feasibility of its exploration prospects; therefore, all costs are being expensed.

Long-lived assets impairment

Long-term assets of the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable, pursuant to guidance established in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Assets retirement obligations

The Company has adopted SFAS No 143, Accounting for Assets Retirement Obligations which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. SFAS No. 143 requires the Company to record a liability for the present value of the estimated site restoration costs with corresponding increase to the carrying amount of the related long-lived assets. The liability will be accreted and the asset will be depreciated over the life of the related assets. Adjustments for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation will be made. As at May 31, 2007, the Company does not have any asset retirement obligations.

Costs associated with environmental remediation obligations will be accrued when it is probable that such costs will be incurred and they can be reasonably estimated.

Stock-Based Compensation

The Company adopted SFAS No. 123(revised), "*Share-Based Payment*", to account for its stock options and similar equity instruments issued. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period. SFAS No. 123(revised) requires excess tax benefits to be reported as a financing cash inflow rather than as a reduction of taxes paid.

The Company did not grant any stock options during the period ended May 31, 2007.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity (Deficiency). Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has no elements of "other comprehensive income" for the period ended May 31, 2007.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Basic and Diluted Loss Per Share

In accordance with SFAS No. 128 – "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would be outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of non-monetary assets. The guidance in APB Opinion No. 29, "Accounting for Non-monetary Transactions," is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion; however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption will have no impact on the financial statements of the Company.

In May 2005, the FASB issued SFAS No. 154, entitled Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The adoption of SFAS 154 did not impact the financial statements.

NOTE 3 – MINERAL PROPERTY INTEREST

On November 7, 2005, the Company acquired a 100% interest in two non-contiguous mineral exploration licenses comprising 17 claims located along southeastern coastal Labrador, approximately 13 kilometers northeast of the community of Charlottetown in Labrador, Canada, having a total area of 425 hectares (1,054.8 acres). The Company acquired its rights from a non-affiliated third party for cash consideration of C$4,250. One of the licenses, comprising eight claims, was cancelled on January 24, 2007. The Company reacquired a 100% interest in the same eight claims under a new mineral license on July 16, 2007, from a non-affiliated third party for cash consideration of C$505. The Company has expensed the entire cost of acquiring the mineral claims.

The Company has been in the exploration stage since its formation and has not yet realized any revenue from its operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercially minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage. In 2005, the Company acquired mineral interests in two non-contiguous properties located along southeastern coastal Labrador, approximately 13 kilometers northeast of the community of Charlottetown, Labrador, Canada and has not yet determined whether these properties contain reserves that are economically recoverable. The Company's mineral interests in one of its properties was cancelled in January 2007, but were subsequently reacquired by the Company in July 2007.

NOTE 4 – PREFERRED AND COMMON STOCK

The Company has 50,000,000 shares of preferred stock authorized and none issued.

The Company has 100,000,000 shares of common stock authorized, of which 11,230,000 shares are issued and outstanding. All shares of common stock are non-assessable and non-cumulative, with no preemptive rights.

The Company did not issue any shares during the period ended May 31, 2007.

NOTE 5 – SEGMENT INFORMATION

The Company currently conducts all of its operations in Canada.

Castmor Resources Ltd.
(An exploration stage company)

Balance Sheets
August 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

	August 31 2006	August 31 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 7,686	$ -
Total assets	$ 7,686	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	2,184	884
Total Liabilities	2,184	884
Stockholders' Equity (Deficiency)		
Share capital		
Authorized:		
50,000,000 preferred shares at a par value of $0.0001 per share		
Issued and outstanding: Nil		
100,000,000 common shares with a par value of $0.0001 per share		
Issued and outstanding: 11,230,000 common shares (August 31, 2006: 10,300,000)	1,123	1,030
Additional paid-in capital	18,507	-
(Deficit) accumulated during the exploration stage	(14,128)	(1,914)
Total stockholders' equity (deficiency)	5,502	(884)
Total liabilities and stockholders' equity (deficiency)	$ 7,686	$ -

The accompanying notes are an integral part of these financial statements.

Castmor Resources Ltd.
(An exploration stage company)

Statements of Stockholders' Equity (Deficiency)
For the period from June 27, 2005 (inception) to August 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit accumulated during exploration stage	Total stockholders' equity (deficiency)
	Shares	Amount	Shares	Amount			
Issuance of common stock for cash July 2005 ($0.0001 per share)	-	$ -	10,300,000	$ 1,030	$ -	$ -	$ 1,030
Loss and comprehensive loss for the period	-	-	-	-	-	(1,914)	(1,914)
Balance, August 31, 2005	-	-	10,300,000	$ 1,030	$ -	$ (1,914)	$ (884)
Issuance of common stock for cash October 2005 ($0.02 per share)	-	$ -	930,000	$ 93	$ 18,507	$ -	$ 18,600
Loss and comprehensive loss for the year	-	-	-	-	-	(12,214)	(12,214)
Balance, August 31, 2006	-	$ -	11,230,000	$ 1,123	$ 18,507	$ (14,128)	$ 5,502

The accompanying notes are an integral part of these financial statements

Castmor Resources Ltd.
(A exploration stage company)

Statements of Operations
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

	Cumulative from June 27, 2005 (inception) to August 31, 2006	Year ended August 31, 2006	June 27, 2005 (inception) to August 31, 2005
EXPENSES			
Bank charges	$ 24	$ 24	$
Consulting fees	398	-	398
Office expenses	2,334	2,325	9
Professional fees	3,601	3,601	
Regulatory fees	1,636	606	1,030
Resource property acquisition and exploration costs	6,135	5,658	477
Loss from operations	14,128	12,214	1,914
Net loss and comprehensive loss for the period	$ (14,128)	$ (12,214)	$ (1,914)
Basic and diluted loss per share		$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding			
- basic and diluted		10,300,000	7,606,154

The accompanying notes are an integral part of these financial statements

Castmor Resources Ltd.
(An exploration stage company)

Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

	Cumulative from June 27, 2005 (inception) to Augusts 31, 2006	Year ended August 31, 2006	June 27, 2005 (inception) to August 31, 2005
Cash flows from (used in) operating activities			
Net (Loss) for the period	$ (14,128)	$ (12,214)	$ (1,914)
Changes in operating assets and liabilities			
- accounts payable and accrued liabilities	2,184	1,300	884
Net cash used in operating activities	(11,944)	(10,914)	(1,030)
Cash flows from (used in) financing activities			
Proceeds from issuance of common stock	19,630	18,600-	1,030
Net cash provided by financing activities	19,630	18,600	1,030
Increase in cash and cash equivalents	7,686	7,686	-
Cash and cash equivalents, beginning of period	-	-	-
Cash and cash equivalents, end of period	$ 7,686	$ 7,686	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Castmor Resources Ltd. (hereinafter "the Company") was incorporated in the State of Nevada, U.S.A., on June 27, 2005. The Company's fiscal year end is August 31.

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercially minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage. In 2005, the Company acquired mineral interests in two non-contiguous properties located along southeastern coastal Labrador, approximately 13 kilometers northeast of the community of Charlottetown, Labrador, Canada and has not yet determined whether these properties contain reserves that are economically recoverable.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred accumulated losses of $14,127 since inception and has no source of revenue. The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from its mineral properties. These factors create doubt as to the ability of the Company to continue as a going concern. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. Management is in the process of identifying sources for additional financing to fund the ongoing development of the Company's business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with the generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgment. The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Accounting Method

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents. As at August 31, 2006, there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk

The Company places its cash and cash equivalents with high credit quality financial institutions. As of August 31, 2006, the Company had no balance in a bank beyond insured limits.

Foreign Currency Transactions

The Company is located and operating outside of the United States of America. It maintains its accounting records in U.S. Dollars as follows:

At the transaction date each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are remeasured by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company's financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," include cash and cash equivalents, accounts payable and accrued liabilities, promissory note and convertible debenture. Fair values were assumed to approximate carrying value for these financial instruments, except where noted. Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company is operating outside the United States of America and has significant exposure to foreign currency risk due to the fluctuation of currency in which the Company operates and U.S. dollars.

Mineral Property Payments and Exploration Costs

The Company expenses all costs related to the acquisition, maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proved and probable reserves. When it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. To date, the Company has not established the commercial feasibility of its exploration prospects; therefore, all costs are being expensed.

Long-lived assets impairment

Long-term assets of the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable, pursuant to guidance established in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Assets retirement obligations

The Company has adopted SFAS No 143, Accounting for Assets Retirement Obligations which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. SFAS No. 143 requires the Company to record a liability for the present value of the estimated site restoration costs with corresponding increase to the carrying amount of the related long-lived assets. The liability will be accreted and the asset will be depreciated over the life of the related assets. Adjustments for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation will be made. As at August 31, 2006, the Company does not have any asset retirement obligations.

Costs associated with environmental remediation obligations will be accrued when it is probable that such costs will be incurred and they can be reasonably estimated.

Stock-Based Compensation

The Company adopted SFAS No. 123(revised), "*Share-Based Payment*", to account for its stock options and similar equity instruments issued. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period. SFAS No. 123(revised) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

The Company did not grant any stock options during the year ended August 31, 2006.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity (Deficiency). Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has no elements of "other comprehensive income" for the year ended August 31, 2006.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Basic and Diluted Loss Per Share

In accordance with SFAS No. 128 – "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would be outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of non-monetary assets. The guidance in APB Opinion No. 29, "Accounting for Non-monetary Transactions," is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion; however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetrary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption will have no impact on the financial statements of the Company.

In May 2005, the FASB issued SFAS No. 154, entitled Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The adoption of SFAS 154 did not impact the financial statements.

NOTE 3 – MINERAL PROPERTY INTEREST

On October 31, 2005 the Company acquired a 100% interest in two non-contiguous mineral claims located along southeastern coastal Labrador, approximately 13 kilometers northeast of the community of Charlottetown, Labrador, Canada. The claims were acquired from a non-affiliated third party for cash consideration of $4,250. The Company expensed the entire cost of acquiring the mineral claims.

NOTE 4 - PREFERRED AND COMMON STOCK

The Company has 50,000,000 shares of preferred stock authorized and none issued.

The Company has 100,000,000 shares of common stock authorized, of which 11,230,000 shares are issued and outstanding. All shares of common stock are non-assessable and non-cumulative, with no preemptive rights.

During the year ended August 31, 2006, the Company issued 930,000 shares of common stock for cash consideration of $18,600.

NOTE 5 – SEGMENT INFORMATION

The Company currently conducts all of its operations in Canada

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. *If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.*

We did not earn any revenue from inception on June 27, 2005, to May 31, 2007. We do not anticipate earning revenue until such time as we have entered into commercial production of the White Bear Arm Property. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable reserves of valuable minerals on the White Bear Arm Property, or that if such resources are discovered that we will commercially produce them.

We incurred operating expenses in the amount of $13,794 for the period from inception on June 27, 2005 to May 31, 2007. These operating expenses included: (a) mineral property acquisition costs of $5,734; (b) professional fees of $3,601, (c) office expenses of $2,389 and (d) costs of $1,636 in connection with our corporate organization.

Our business is in the early stage of development. We have not earned any revenue and we have not identified any commercially exploitable reserves of valuable minerals on our property. As of May 31, 2007 we had total assets of $5,836 comprised of $3,410 in cash and $2,426 in pre-paid expenses.

Since inception on June 27, 2005, our activities have been financed from the proceeds of share subscriptions and a promissory note for $15,000 issued to a non-affiliated third party on July 31, 2007. The promissory note accrues interest at the rate of 20% per annum, calculated semi-annually, and is due and payable on July 31, 2008. Proceeds from the promissory note were used to pay for offering expenses, claim renewal and working capital. We will to repay the note from the proceeds of this offering.

We have sufficient working capital to maintain our present level of operations for the next 12 months. The net proceeds from this offering, together with existing cash, will be sufficient to meet the anticipated cash requirements of our business plan for at least the next 12 months, and will enable us to complete Phase I of our proposed exploration program but not Phase II. We will be required to seek additional funding in order to complete Phase II.

We anticipate that any additional funding that we require will be in the form of equity financing from the sale of our common stock. There is no assurance, however, that we will be able to raise sufficient funding from the sale of our common stock. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as an economically viable mine can be demonstrated. We do not have any arrangements in place for any future equity financing. If we are unable to secure additional funding, we will cease or suspend operations. We have no plans, arrangements or contingencies in place in the event that we cease operations.

48. *Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.*

We have experienced losses since inception and we anticipate that our losses will increase significantly once we undertake our exploration program. Other than the commencement of our exploration program, we are not aware of any changes now occurring in the underlying economics of the mining industry or our business that will have a significant impact on our results of operations within the next 12 months.

49. *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:*

Not applicable.

50. *Foreign sales as a percent of total sales for last fiscal year:*

Not applicable.

Domestic government sales as a percent of total domestic sales for last fiscal year:

Not applicable.

Explain the nature of these sales, including any anticipated changes:

Not applicable.

LIST OF EXHIBITS

Exhibit No.	**Description**
2.1	Articles of Incorporation of Castmor Resources Ltd.
2.2	By-laws of Castmor Resources Ltd.
4.1	Subscription Agreement
10.1	Consent of Jacques Whitford
10.2	Consent of Conrad C. Lysiak
11.1	Opinion of Conrad C. Lysiak

SIGNATURES

Castmor Resources Ltd. has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, on August 20, 2007.

CASTMOR RESOURCES LTD.

By 

Fidel Thomas
Chief Executive Officer, Chief Financial Officer and a director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Fidel Thomas, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



Fidel Thomas
Chief Executive Officer, Chief Financial Officer and a director
August 20, 2007



Alfonso Quijada
Chief Operations Officer and a director
August 20, 2007

Exhibit 2.1



DEAN HELLER
Secretary of State

206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708

Entity #
E0441672005-1
Document Number:
20050256350-68

Date Filed:
6/27/2005 11:16:56 AM
In the office of

Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1.	***Name of Corporation:***	Castmor Resources Ltd.
2.	***Resident Agent Name and Street Address:*** *(must be a Nevada address where process may be served)*	Laughlin Associates, Inc. Name 2533 North Carson Street — Carson City — NEVADA — 89706 Street Address — City — Zip Code Optional Mailing Address — City — State — Zip Code
3.	***Shares:*** *(number of shares corporation authorized to issue)*	Common Stock: 100,000,000 at .0001 par value Preferred Stock: 50,000,000 at.0001 par value
4.	***Names & Addresses, of Board of Directors/Trustees:*** *(attach additional page if there is more than 3 directors/trustees)*	1. Brent Buscay Name 2533 North Carson Street — Carson City — Nevada — 89706 Street Address — City — State — Zip Code 2. Name Street Address — City — State — Zip Code 3. Name Street Address — City — State — Zip Code
5.	***Purpose:*** *(optional-see instructions)*	The purpose of this Corporation shall be: To engage in any lawful activity.
6.	***Names, Address and Signature of Incorporator:*** *(attach additional page if there is more than 1 incorporator)*	Brent Buscay Name — Signature 2533 North Carson Street — Carson City — Nevada — 89706 Street Address — City — State — Zip Code
7.	***Certificate of Acceptance of Appointment of Resident:***	I hereby accept appointment as Resident Agent for the above named corporation. June 24, 2005 Authorized Signature of R.A. or On Behalf of R.A. Company — Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: 9/29/03

ATTACHMENT TO

ARTICLES OF INCORPORATION

FIRST. The name of the corporation is:

Castmor Resources Ltd.

SECOND. Its registered office in the State of Nevada is located at 2533 North Carson Street, Carson City, Nevada 89706 that this Corporation may maintain an office, or offices, in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the By-Laws of said Corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meetings of Directors and Stockholders, outside the State of Nevada as well as within the State of Nevada

THIRD. The objects for which this Corporation is formed are: To engage in any lawful activity, including, but not limited to the following:

(A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.

(B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.

(C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs wound up according to law.

(D) Shall have power to sue and be sued in any court of law or equity.

(E) Shall have power to make contracts.

(F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.

(G) Shall have power to appoint such officers and agents as the affairs of the corporation shall require, and to allow them suitable compensation.

(H) Shall have power to make By-Laws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.

(I) Shall have power to wind up and dissolve itself, or be wound up or dissolved.

(J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if it desires, but such use or nonuse shall not in any way affect the legality of the document.

(K) Shall have power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events,

whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

(L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidences of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

(M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefore its capital, capital surplus, surplus, or other property or fund.

(N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

(O) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation of the corporation, or any amendment thereof.

(P) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.

(Q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities, as may be allowed by law.

FOURTH. That the total number of stock authorized that may be issued by the Corporation is ONE HUNDRED MILLION (100,000,000) shares of common stock at a par value of ONE HUNDREDTH OF A CENT ($.0001). FIFTY MILLION (50,000,000) shares of preferred stock at a par value of ONE HUNDREDTH OF A CENT (.0001). Said shares may be issued by the corporation, from time to time, for such considerations as may be fixed by the Board of Directors.

FIFTH. The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this Corporation, providing that the number of directors shall not be reduced to fewer than one (1).

The name and post office address of the first board of Directors shall be one (1) in number and listed as follows:

NAME	POST OFFICE ADDRESS
Brent Buscay	2533 North Carson Street Carson City, Nevada 89706

SIXTH. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

SEVENTH. The name and post office address of the Incorporator signing the Articles of Incorporation is as follows:

NAME	**POST OFFICE ADDRESS**
Brent Buscay	2533 North Carson Street Carson City, Nevada 89706

EIGHTH. The resident agent for this corporation shall be:

LAUGHLIN ASSOCIATES, INC.

The address of said agent, and, the registered or statutory address of this corporation in the state of Nevada, shall be:

2533 North Carson Street
Carson City, Nevada 89706

NINTH. The corporation is to have perpetual existence.

TENTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

Subject to the By-Laws, if any, adopted by the Stockholders, to make, alter or amend the By-Laws of the Corporation.

To fix the amount to be reserved as working capital over and above its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

By resolution passed by a majority of the whole Board, to designate one (1) or more committees, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution, or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee, or committees,

shall have such name, or names, as may be stated in the By-Laws of the Corporation, or as may be determined from time to time by resolution adopted by the Board of Directors.

When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of Directors deems expedient and for the best interests of the Corporation.

ELEVENTH. No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

TWELFTH. No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of

the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

THIRTEENTH. This Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon Stockholders herein are granted subject to this reservation.

Exhibit 2.2

BYLAWS
OF
CASTMOR RESOURCES LTD.

ARTICLE I

SHAREHOLDER'S MEETINGS

01. Annual Meetings

The annual meeting of the shareholders of this Corporation, for the purpose of election of Directors and for such other business as may properly be brought before it, shall be held at the registered office of the Corporation, or such other places, either within or without the State of Nevada, as may be designated by the notice of the meeting, and shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

02. Special Meetings

Special meetings of the shareholders of this Corporation, for any purpose or purposes unless otherwise proscribed by statute or of the Articles of Incorporation, may be called at any time by the holders of ten percent (10%) of the issued and outstanding voting shares of the Corporation entitled to vote, or by the President or by the Secretary or by the Board of Directors or a majority thereof. No business shall be transacted at any special meeting of shareholders except as is specified in the notice calling for said meeting. The Board of Directors may designate any place, either within or without the State of Nevada, as the place of any special meeting called by the president or the Board of Directors, and special meetings called at the request of shareholders shall be held at such place in the State of Nevada, as may be determined by the Board of Directors and placed in the notice of such meeting.

03. Notice of Meeting

Written notice of annual or special meetings of shareholders stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given by the Secretary or the President or persons authorized to call the meeting to each shareholder of record entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more than fifty (50) days prior to the date of the meeting, and such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation.

04. Waiver of Notice

Notice of the time, place, and purpose of any meeting may be waived in writing and will be waived by any shareholder by his/her attendance thereat in person or by proxy. Any shareholder so waiving shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

05. Quorum and Adjourned Meetings

At all meetings of shareholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than twenty percent (20%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

06. Proxies

At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his/her duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after three (3) months from the date of its execution, unless otherwise provided in the proxy. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding Officer of the meeting.

07. Voting of Shares

Except as otherwise provided in the Articles of Incorporation or in these Bylaws, every shareholder of record shall have the right at every shareholder's meeting to one (1) vote for every share standing in his/her name on the books of the Corporation, and the affirmative vote of a majority of the shares represented at a meeting and entitled to vote thereat shall be necessary for the adoption of a motion or for the determination of all questions and business which shall come before the meeting, unless the question is one upon which by express provision of the Statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question. Upon demand of any Shareholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

08. Action Without A Meeting

Any action which may be taken by the vote of the Shareholders at a meeting may be taken without a meeting if authorized by the written consent of Shareholders holding at least a majority of the voting power, unless the provisions of the statutes or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case the greater proportion of written consents shall be required.

ARTICLE II

DIRECTORS

01. General Powers

The business and affairs of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the Shareholders.

02. Number, Tenure and Qualifications

The number of Directors of the Corporation shall be not less than one nor more than seven (7). The Directors shall be elected at the annual general meeting of the Shareholders and except as provided in Section 2 of this Article, each Director shall hold office until the next annual meeting of shareholders and/or until his/her successor shall have been elected and qualified. Directors need not be residents of the State of Nevada or shareholders of the Corporation. No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

03. Election

The Directors shall be elected by the shareholders at their annual meeting each year; and if, for any cause the Directors shall not have been elected at an annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws.

04. Vacancies

In case of any vacancy in the Board of Directors including that caused by an increase in the authorized number of Directors, the remaining Director(s), whether constituting a quorum or not, may elect a successor to hold office for the unexpired portion of the terms of the Director(s) whose place shall be vacant, and until his/her successor shall have been duly elected and qualified. A vacancy or vacancies in the Board of Directors shall be deemed to exist in the case of the death, resignation or removal of any Directors, or if the authorized number of Directors be increased, or if the Shareholders fail at any annual or special meeting of Shareholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at the Meeting. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board of Directors or the Shareholders shall have power to elect a successor to take office when the resignation is to become effective.

05. Resignation

Any Director may resign at any time by delivering written notice to the secretary of the Corporation.

06. Meetings

At any annual, special or regular meeting of the Board of Directors, any business may be transacted, and the Board may exercise all of its powers. Any such annual, special or regular meeting of the Board of Directors of the Corporation may be held outside of the State of Nevada, and any member or members of the Board of Directors of the Corporation may participate in any such meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time; the participation by such means shall constitute presence in person at such meeting. The transactions at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though it had been held at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the Directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made part of the minutes of the minutes of the meeting.

A. Annual Meeting of Directors

Annual meetings of the Board of Directors shall be held immediately after the annual shareholders' meeting or at such time and place as may be determined by the Directors. No notice of the annual meeting of the Board of Directors shall be necessary.

B. Special Meetings

Special meetings of the Directors shall be called at any time and place upon the call of the President, Secretary or any Director. Notice of the time and place of each special meeting shall be given by the secretary, or the persons calling the meeting, by mail, telegram, facsimile or by personal communication by telephone or otherwise at least twenty-four (24) hours in advance of the time of the meeting. The purpose of the meeting need not be given in the notice. Notice of any special meeting may be waived in writing or by facsimile (either before or after such meeting) and will be waived by any Director in attendance at such meeting. Such mailing, telegraphy, or delivery as above provided shall be due, legal and personal notice to such Director

C. Regular Meetings of Directors

Regular meetings of the Board of Directors shall be held at such place and on such day and hour as shall from time to time be fixed by resolution of the Board of Directors. No notice of regular meetings of the Board of Directors shall be necessary.

07. Quorum and Voting

A majority of the Directors presently in office shall constitute a quorum for all purposes, but a lesser number may adjourn any meeting, and the meeting may be held as adjourned without further notice. At each meeting of the

Board at which a quorum is present, the act of a majority of the Directors present at the meeting shall be the act of the Board of Directors unless a greater number be required by statute or the Articles of Incorporation. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board of Directors shall be as valid and effective in all respects as if passed by the Board of Directors at a regular meeting.

08. Compensation

By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

09. Presumption of Assent

A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered in the minutes of the meeting or unless he/she shall file his/her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

10. Executive and Other Committees

The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, but no such committee shall have the authority of the Board of Directors, in reference to amending the Articles of Incorporation, adoption a plan of merger or consolidation, recommending to the shareholders the sale, lease, exchange, or other disposition of all of substantially all the property and assets of the dissolution of the Corporation or a revocation thereof, designation of any such committee and the delegation thereto of authority shall not operate to relieve any member of the Board of Directors of any responsibility imposed by law. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee. The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

11. Chairman of Board of Directors

The Board of Directors may, in its discretion, elect a chairman of the Board of Directors from its members; and, if a chairman has been elected, he/she shall, when present, preside at all meetings of the Board of Directors and the shareholders and shall have such other powers as the Board may prescribe.

12. Removal

Directors may be removed from office with or without cause by a vote of shareholders holding a majority of the shares entitled to vote at an election of Directors. The holders of a majority of the issued and outstanding voting shares entitled to vote may at any time peremptorily terminate the office of any or all of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously.

ARTICLE III

ACTIONS BY WRITTEN CONSENT

Any corporate action required by the Articles of Incorporation, Bylaws, or the laws under which this Corporation is formed, to be voted upon or approved at a duly called meeting of the Directors or shareholders may be accomplished without a meeting if a written memorandum of the respective Directors or shareholders, setting forth the action so taken, shall be signed by all the Directors or shareholders, as the case may be and such written consent is filed with the minutes of the proceedings by the Board of Directors or committee of the Board of Directors.

ARTICLE IV

OFFICERS

01. Officers Designated

The Officers of the Corporation shall be a president, one or more vice presidents (the number thereof to be determined by the Board of Directors), a secretary and a treasurer, each of whom shall be elected by the Board of Directors. Such other Officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any office may be held by the same person, except that in the event that the Corporation shall have more than one director, the offices of president and secretary shall be held by different persons.

02. Election, Qualification and Term of Office

Each of the Officers shall be elected by the Board of Directors. None of said Officers except the president need be a Director, but a vice president who is not a Director cannot succeed to or fill the office of president. The Officers shall be elected by the Board of Directors. Except as hereinafter provide, each of said Officers shall hold office from the date of his/her election until the next annual meeting of the Board of Directors and until his/her successor shall have been duly elected and qualified.

03. Powers and Duties

The powers and duties of the respective corporate Officers shall be as follows:

A. President

The president shall be the chief executive Officer of the Corporation and, subject to the direction and control of the Board of Directors, shall have general charge and supervision over its property, business, and affairs. He/she shall, unless a Chairman of the Board of Directors has been elected and is present, preside at meetings of the shareholders and the Board of Directors.

B. Vice President

In the absence of the president or his/her inability to act, the senior vice president shall act in his place and stead and shall have all the powers and authority of the president, except as limited by resolution of the Board of Directors.

C. Secretary

The secretary shall:

1. Keep the minutes of the shareholder's and of the Board of Directors meetings in one or more books provided for that purpose;

2. See that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

3. Be custodian of the corporate records and of the seal of the Corporation and affix the seal of the Corporation to all documents as may be required;

4. Keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder;

5. Sign with the president, or a vice president, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;

6. Have general charge of the stock transfer books of the corporation; and,

7. In general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him/her by the president or by the Board of Directors.

D. Treasurer

Subject to the direction and control of the Board of Directors, the treasurer shall have the custody, control and disposition of the funds and securities of the Corporation and shall account for the same; and, at the expiration of his/her term of office, he/she shall turn over to his/her successor all property of the Corporation in his/her possession.

04. Removal

The Board of Directors shall have the right to remove any Officer whenever in its judgment the best interest of the Corporation will be served thereby.

05. Vacancies

The Board of Directors shall fill any office which becomes vacant with a successor who shall hold office for the unexpired term and until his/her successor shall have been duly elected and qualified.

06. Salaries

The salaries of all Officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE V

SHARE CERTIFICATES and CAPITAL STOCK

01. Form and Execution of Certificates

Certificates for shares of the Corporation shall be in such form as is consistent with the provisions of the Corporation laws of the State of Nevada. They shall be signed by the president and by the secretary, and the seal of the Corporation shall be affixed thereto. Certificates may be issued for fractional shares. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative participating, optional or other special rights of the various classes of Shares or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or the back of the certificate, which the Corporation shall issue to represent such Shares

02. Transfers

Shares may be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificates or by a written power of attorney to assign and transfer the same signed by the record holder of the certificate. Except as otherwise specifically provided in these Bylaws, no shares shall be transferred on the books of the Corporation until the outstanding certificate therefor has been surrendered to the Corporation.

03. Loss or Destruction of Certificates

In case of loss or destruction of any certificate of shares, another may be issued in its place upon proof of such loss or destruction and upon the giving of a satisfactory bond of indemnity to the Corporation. A new certificate may be issued without requiring any bond, when in the judgment of the Board of Directors it is proper to do so.

04. Facsimile Signatures

If a certificate is signed by a transfer agent other than the Corporation or its employees or (2) by a registrar other than the Corporation or its employees, the signatures of the Officers of the Corporation may be facsimiles. In case any Officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such Officer before such certificate is issues, such certificate may be issued with the same effect as though the person had not ceased to be such Officer. The seal of the Corporation, or a facsimile thereof, may, but need not be, affixed to certificates of Stock.

05. Registered Owner

The Corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and distribution, and the Corporation shall not be bound to recognize any equitable or other claim or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VI

BOOKS AND RECORDS

01. Books of Accounts, Minutes and Share Register

The Corporation shall keep complete books and records of accounts and minutes of the proceedings of the Board of Directors and shareholders and shall keep at its registered office, principal place of business, or at the office of its transfer agent or registrar a share register giving the names of the shareholders in alphabetical order and showing their respective addresses and the number of shares held by each.

02. Copies of Resolutions

Any person dealing with the Corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board of Directors or shareholders, when certified by the president or secretary.

ARTICLE VII

CORPORATE SEAL

The following is an impression of the corporate seal of this Corporation:

ARTICLE VIII

LOANS

Generally, no loans shall be made by the Corporation to its Officers or Directors, unless first approved by the holder of two-third of the voting shares, and no loans shall be made by the Corporation secured by its shares. Loans shall be permitted to be made to Officers, Directors and employees of the Corporation for moving expenses, including the cost of procuring housing. Such loans shall be limited to $25,000.00 per individual upon unanimous consent of the Board of Directors.

ARTICLE IX

INDEMNIFICATION OF DIRECTORS AND OFFICERS

01. Indemnification

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action proceeding, had reasonable cause to believe that such person's conduct was unlawful.

02. Derivative Action

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in the Corporation's favor by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and amount paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Corporation unless and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation.

03. Successful Defense

To the extent that a Director, Trustee, Officer, employee or Agent of the Corporation has been successful on the merits or otherwise, in whole or in part in defense of any action, suit or proceeding referred to in Paragraphs .01 and .02 above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

04. Authorization

Any indemnification under Paragraphs .01 and .02 above (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Trustee, Officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Paragraphs .01 and .02 above. Such determination shall be made (a) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (b) is such a quorum is not obtainable, by a majority vote of the Directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the Directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the

Shareholders. Anyone making such a determination under this Paragraph .04 may determine that a person has met the standards therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

05. Advances

Expenses incurred in defending civil or criminal action, suit or proceeding shall be paid by the Corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Paragraph .04 above upon receipt of an undertaking by or on behalf of the Director, Trustee, Officer, employee or agent to repay such amount unless it shall ultimately be by the Corporation is authorized in this Section.

06. Nonexclusivity

The indemnification provided in this Section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Trustee, Officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

07. Insurance

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability assessed against such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability.

08. "Corporation" Defined

For purposes of this Section, references to the "Corporation" shall include, in addition to the Corporation, an constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its Directors, Trustees, Officers, employees or agents, so that any person who is or was a Director, Trustee, Officer, employee or agent of such constituent corporation or of any entity a majority of the voting Shares of which is owned by such constituent corporation or is or was serving at the request of such constituent corporation as a Director, Trustee, Officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving Corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

09. Further Bylaws

The Board of Directors may from time to time adopt further Bylaws with specific respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

ARTICLE X

AMENDMENT OF BYLAWS

01. By the Shareholders

These Bylaws may be amended, altered, or repealed at any regular or special meeting of the shareholders if notice of the proposed alteration or amendment is contained in the notice of the meeting.

02. By the Board of Directors

These Bylaws may be amended, altered, or repealed by the affirmative vote of a majority of the entire Board of Directors at any regular or special meeting of the Board.

ARTICLE XI

FISCAL YEAR

The fiscal year of the Corporation shall be set by resolution of the Board of Directors.

ARTICLE XII

RULES OF ORDER

The rules contained in the most recent edition of Robert's Rules or Order, Newly Revised, shall govern all meetings of shareholders and Directors where those rules are not inconsistent with the Articles of Incorporation, Bylaws, or special rules or order of the Corporation.

ARTICLE XIII

REIMBURSEMENT OF DISALLOWED EXPENSES

If any salary, payment, reimbursement, employee fringe benefit, expense allowance payment, or other expense incurred by the Corporation for the benefit of an employee is disallowed in whole or in part as a deductible expense of the Corporation for Federal Income Tax purposes, the employee shall reimburse the Corporation, upon notice and demand, to the full extent of the disallowance. This legally enforceable obligation is in accordance with the provisions of Revenue Ruling 69-115, 1969-1 C.B. 50, and is for the purpose of entitling such employee to a business expense deduction for the taxable year in which the repayment is made to the Corporation. In this manner, the Corporation shall be protected from having to bear the entire burden of disallowed expense items.

ARTICLE IXV

GENERAL PROVISIONS

01. Registered Office

The registered office of the Corporation shall be in Carson City, State of Nevada. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the Corporation may require.

02. Distributions

Distributions upon the capital stock of the Corporation, subject to the provision of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Distributions may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Articles of Incorporation.

03. Reserves

Before payment of any distribution, there may be set aside out of any funds of the Corporation available for distributions such sum or sums as the Directors may from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing distributions or for repairing or maintaining any property of the Corporation or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

04. Checks and Notes

All checks or demands for money and notes of the Corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors may from time to time designate.

Exhibit 4.1

SUBSCRIPTION AGREEMENT

The Board of Directors
Castmor Resources Ltd.
4620 Manilla Road SE, Suite 10
Calgary, AB T2G 4B7

**Re: Acquisition of Common Shares of CASTMOR RESOURCES LTD.
a Nevada corporation (the "Company")**

Gentlemen:

Concurrent with execution of this Agreement, I hereby subscribe for ______________ shares of the Company's Common Stock (the "Shares") at a purchase price of US$0.05 per share, and tender herewith the sum of $______________ USD payable to **CASTMOR RESOURCES LTD.** as full payment for the aggregate subscribed shares.

In connection with your offer of Shares, I represent and warrant that:

1. that I am over the age of 21 years;
2. I have received a copy of the Company's Offering Circular dated ______________________, 2007;
3. I am not any of the following:
   (a) a natural person resident in the United States;
   (b) a partnership or corporation organized or incorporated under the laws of the United States;
   (c) an estate of which any executor or administrator is a U.S. person;
   (d) a trust of which any trustee is a U.S. person;
   (e) an agency or branch of a foreign entity located in the United States;
   (f) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;
   (g) a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and
   (h) a partnership or corporation if:
      (i) organized or incorporated under the laws of any foreign jurisdiction; and
      (ii) formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

I UNDERSTAND THAT THE SHARES ARE NOT REGISTERED IN ANY STATE AND THAT ANY TRANSFERS TO RESIDENTS OF THE UNITED STATES MUST BE MADE PURSUANT TO REGISTRATION OR AN EXEMPTION FROM REGISTRATION IN THE TRANSFEREE'S STATE.

I understand that this Subscription Agreement is not binding on the Company until accepted by it, and that the Company reserves the right to accept or reject, in whole or in part and at its sole discretion, any Subscription Agreement. I further understand that no federal or state agency has made any determination as to the fairness of the offering for investment purposes, nor any recommendations or endorsement of the Shares.

This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, the undersigned has executed this Agreement this ______ day of ______________________, 2007.

____
Signature(s)

____
Name(s) of Subscriber(s)

____
____
____
Address

____
Purchaser Representative (if any)

____
____
____
Name and Address

ACCEPTANCE

The foregoing subscription is hereby accepted and receipt of payment is hereby acknowledged with respect to the Shares subscribed for above.

Dated:______________________

CASTMOR RESOURCES LTD.

By:______________________________
Fidel Thomas
President

Exhibit 10.1

Jacques Whitford
607 Torbay Road
St. John's, Newfoundland
Canada A1A 4Y6

July 31, 2007

CONSENT OF GEOLOGICAL CONSULTANT

We consent to the use in the registration statement of Castmor Resources Ltd. on Form 1-A of our geological report dated January 30, 2006, and concur with the summary of the information in the report disclosed in the registration statement. We also consent to the reference to our company under the heading "Interests of Named Experts and Counsel" in such registration statement.

Lorne Boone

Jacques Whitford Limited


REGISTERED PROFESSIONAL ENGINEER
LORNE C. BOONE
SIGNATURE
Aug. 17. 07
DATE
PROVINCE OF NEWFOUNDLAND

Exhibit 10.2

THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

CONSENT

I HEREBY CONSENT to the inclusion of my name in connection with the Form 1-A offering statement filed with the Securities and Exchange Commission as attorney for the registrant, Castmor Resources Ltd.

DATED this 17th day of August 2007.

Yours truly,



Conrad C. Lysiak

Exhibit 11.1

THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

August 17, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

RE: Castmor Resources Ltd.

Gentlemen:

Please be advised that, I have reached the following conclusions regarding the sale by Castmor Resources Ltd., (the "Company") of up to a total of 2,000,000 shares of common stock on Form 1-A directly to the public, without any involvement of underwriters or broker/dealers, 1,200,000 shares minimum, 2,000,000 shares maximum at an offering price is $0.05 per share pursuant the exemption from registration contained in Regulation A of the Securities Act of 1933.

1. The Company is a duly and legally organized and existing Nevada state corporation, with its registered office located in Carson City, Nevada and its principal place of business located in Calgary, Alberta, Canada. The Articles of Incorporation and corporate registration fees were submitted to the Nevada Secretary of State's office and filed with the office on June 27, 2005. The Company's existence and form is valid and legal pursuant to Nevada law.

2. The Company is a fully and duly incorporated Nevada corporate entity. The Company has one class of common stock at this time. Neither the Articles of Incorporation, Bylaws, and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company's common stock. The common stock previously issued by the Company is in legal form and in compliance with the laws of the State of Nevada, its Constitution and reported judicial decisions interpreting those laws and when such stock was issued it was duly authorized, fully paid for and non-assessable. The common stock to be sold pursuant to the Company's Form 1-A offering statement is likewise legal under the laws of the State of Nevada, its Constitution and reported judicial decisions interpreting those laws and when such stock is issued it will be duly authorized, fully paid for and non-assessable.

3. To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. I know of no disputes involving the Company and the Company has no claim, actions or inquires from any federal, state or other government agency, other than as set forth in the registration statement. I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

4. The Company's outstanding shares are all common shares. There are no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company. The Company's articles of incorporation authorize the issuance of up to 50,000,000 shares of preferred stock. No preferred shares are issued and outstanding at this time.

5. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

6. There are currently 11,230,000 shares of common stock issued and outstanding. By directors' resolution, the Company has authorized the issuance of up to 2,000,000 shares of common stock in this offering.

The Company's Articles of Incorporation presently provide the authority to the Company to issue 100,000,000 shares of common stock, with a par value of $0.0001 per share. Therefore, a Board of Directors' Resolution which authorized the issuance for sale of up to 2,000,000 shares of common stock would be within the authority of the Company's directors and the shares, when issued, will be validly issued, fully paid and non-assessable.

I consent to filing this opinion as an exhibit to the Company's Form 1-A offering statement.

Yours truly,



Conrad C. Lysiak

END